SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 13, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors and details of recent developments disclosure relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries and associated undertakings, the “Group”) and The Royal Bank of Scotland plc (“RBS”, or, together with its subsidiaries and associated undertakings, the “Issuer Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-162219 and 333-162219-01.

The section entitled “Risk Factors” commences below. The section relating to “Recent Developments” commences on page 35.

RISK FACTORS

Prospective investors should consider carefully the risk factors and as set out below as well as the other information set out elsewhere in the Registration Statement (including any other documents incorporated by reference therein) and reach their own views prior to making any investment decision with respect to any securities issued by RBSG or RBS (the “Securities”).

Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBS and RBSG and cause RBS’s and RBSG’s future results to be materially different from expected results. RBS’s and RBSG’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties RBS and RBSG face. RBS and RBSG have described only those risks relating to their operations that they consider to be material. There may be additional risks that RBS and RBSG currently consider not to be material or of which they are not currently aware, and any of these risks could have the effects set forth above. Each of the risks highlighted below are contingencies which may or may not occur and RBS and RBSG are not in a position to express a view on the likelihood of any such contingency occurring. Investors should note that they bear RBS’s and RBSG’s solvency risk. Each of the risks highlighted below could have a material adverse effect on the amount of principal and interest which investors will receive in respect of the Securities. In addition, each of the risks highlighted below could adversely affect the trading price of the Securities or the rights of investors under the Securities and, as a result, investors could lose some or all of their investment.

RBS is a principal operating subsidiary of RBSG and accounts for a substantial proportion of the consolidated assets, liabilities and operating profits of RBSG. Accordingly, those risk factors which relate to RBSG and the Group will also be of relevance to RBS and the Issuer Group.

Risks relating to the Group

RBSG and its United Kingdom bank subsidiaries (including RBS) may face the risk of full nationalization or other resolution procedures under the Banking Act 2009

Under the Banking Act 2009 (the “Banking Act”), substantial powers have been granted to the Commissioners of Her Majesty’s Treasury (“HM Treasury”), the Bank of England and the Financial Services Authority (the “FSA”) (together, the “Authorities”) as part of a special resolution regime (the “SRR”).  These powers enable the Authorities to deal with United Kingdom banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000, as amended (“FSMA”) (each, a “relevant entity”) where the conditions set out in the next paragraph are met.  The SRR consists of three stabilization options and two insolvency and administration procedures applicable to United Kingdom banks which may be commenced by the Authorities.  The stabilization options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and (iii) temporary public ownership (nationalization) of the relevant entity or its United Kingdom incorporated holding company.  In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.  The following paragraphs set out some of the possible consequences of the exercise of those powers under the SRR.

The SRR may be triggered prior to the insolvency of RBSG or its United Kingdom bank subsidiaries (including RBS)

The purpose of the stabilization options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilization options may only be exercised if (i) the FSA is satisfied that a relevant entity such as RBSG’s United Kingdom banking subsidiaries, including RBS and National Westminster Bank Plc (“NatWest”), are failing, or are likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorization to perform regulated activities), (ii) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilization options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (iii) the Authorities consider the exercise of the stabilization options to be necessary, having regard to certain public interest considerations (such as the stability of the United Kingdom financial systems, public confidence in the United Kingdom banking systems and the protection of depositors).  It is therefore possible that one of the stabilization options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as RBS or NatWest) or RBSG could be initiated.

The stabilization options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as RBSG) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any securities issued by RBS or RBSG without the consent of the holders thereof

If HM Treasury decides to take RBSG into temporary public ownership, it may take various actions in relation to any Securities issued by RBSG without the consent of holders of the Securities. HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property, rights and liabilities of RBS). Exercise of these powers could involve taking various actions in relation to any Securities issued by RBS without the consent of holders of the Securities. These actions include (among other things):

(i)        transferring the Securities free from any contractual or legislative restrictions on transfer;

(ii)       transferring the Securities free from any trust, liability or other encumbrance;

(iii)      extinguishing any rights to acquire Securities;

(iv)      delisting the Securities;

(v)       converting the Securities into another form or class (the scope of which power is unclear, although may include, for example, conversion of the Securities into equity securities);

(vi)      disapplying any termination or acceleration rights or events of default under the terms of the Securities which would be triggered by the transfer or certain related events; or

(vii)     where property is held on trust, removing or altering the terms of such trust.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

There can be no assurance that the taking of any such actions would not adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of RBS or RBSG to satisfy their obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of the Securities (for the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that holders of the Securities would thereby recover compensation promptly and/or equal to any loss actually incurred.

Contractual arrangements between RBS, RBSG, other companies within the Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled

If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s (including RBS’) business were effected, or if a relevant entity (such as RBS) were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect RBS, RBSG and/or other Group companies by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require RBS, RBSG or other Group companies to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between RBS, RBSG or the transferred business and a Group company; or (iii) impose additional obligations on RBS, RBSG under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of RBS and RBSG to satisfy their respective obligations under the issued Securities or related contracts.

A partial transfer of RBS or RBSG’s business may result in a deterioration of its creditworthiness

If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business were effected, or if a relevant entity (such as RBS) were made subject to the SRR and a partial transfer of its business to another entity were effected, the nature and mix of the assets and liabilities not transferred may adversely affect RBS’s and RBSG’s financial condition and increase the risk that RBS and RBSG may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act.  In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes existing under, or contemplated by, the Banking Act, but there can be no assurance that such holders would thereby recover compensation promptly and/or equal to any loss actually incurred.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the United Kingdom Government took action under that Act in respect of a number of United Kingdom financial institutions, including, in extreme circumstances, full and part nationalization. There have been concerns in the market in recent years regarding the risks of such nationalization in relation to RBSG, RBS and other United Kingdom banks. If economic conditions in the United Kingdom or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the United Kingdom Government may decide to take similar action in relation to RBS or RBSG under the Banking Act. Given the extent of the Authorities’ powers under the Banking Act, it is difficult to predict the effect that such actions might have on RBS, RBSG or the Group and any securities issued by RBS, RBSG or other Group companies. However, potential impacts may include full nationalization of RBSG, the total loss of value in Securities issued by RBS and RBSG and the inability of RBS and RBSG to perform their respective obligations under the Securities.

If the relevant stabilization option were effected in respect of RBSG or the stabilization options were effected in respect of a relevant entity (such as RBS) or its business within the Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilization power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third-party compensation order pursuant to the Banking Act (Third-Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalized. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the United Kingdom Government, the governments of the other EU member states and the United States Government, have intervened in order to inject liquidity and capital into the financial system and, in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth over the course of 2010. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the United States and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including RBSG and RBS, and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

The performance of the Group may be affected by economic conditions impacting eurozone member states. For example, the financial problems experienced by the government of Greece may lead to Greece’s issuing significant volumes of debt, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, having a negative impact on the Group’s earnings and financial condition. In addition, eurozone countries in which the Group operates will be required to provide financial assistance to Greece, which may in turn have a negative impact on the financial condition of those EU member states. Should the economic conditions facing Greece be replicated in other eurozone member states, the risks above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the United States, the United Kingdom and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The Group was required to obtain State Aid approval, for the aid given to the Group by HM Treasury and for the Group’s State Aid restructuring plan, from the European Commission. The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan. The State Aid restructuring plan includes a prohibition on the making of discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B Shares) for a two-year period commencing no later than April 30, 2010, which may impair the Group’s ability to raise new Tier 1 capital through the issuance of ordinary shares and other Securities

The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008 (the “First Placing and Open Offer”), the issuance of £25.5 billion of B shares in the capital of RBSG (the “B Shares”) which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBSG (“Ordinary Shares”) to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares (the “Contingent B Shares”) if certain conditions are met and the Group’s participation in the Asset Protection Scheme (the “APS”) (the “State Aid”).

As a result of the First Placing and Open Offer (approved as part of the European Commission’s approval of a package of measures to the banking industry in the United Kingdom in October 2008), the Group was required to cooperate with HM Treasury to submit a forward plan to the European Commission. This plan was submitted and detailed discussions took place between HM Treasury, the Group and the European Commission. The plan submitted not only had regard to the First Placing and Open Offer, but also to the issuance of B Shares to HM Treasury, the commitment by HM Treasury to subscribe for additional B Shares if certain conditions were met and the Group’s participation in the APS. As part of its review, the European Commission was required to assess the State Aid and to consider whether the Group’s long-term viability would be assured, whether the Group makes a sufficient contribution to the costs of its restructuring and whether measures are taken to limit any distortions of competition arising from the State Aid provided to the Group by the United Kingdom Government. The Group, together with HM Treasury, agreed in principle with the European Competition Commissioner on the terms of the State Aid and the terms of a restructuring plan (the “State Aid restructuring plan”). On December 14, 2009, the European Commission formally approved the Group’s participation in the APS, the issuance of £25.5 billion of B Shares to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares and the State Aid restructuring plan.

The State Aid restructuring plan consists of the principal elements set out in “Recent Developments—State Aid Restructuring Plan”. The prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period commencing no later than April 30, 2010 (which RBSG has subsequently announced is April 30, 2010) will prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) from paying dividends on their preference shares and coupons on other Tier 1 securities, and RBSG from paying dividends on its Ordinary Shares, for the same duration, and it may impair the Group’s ability to raise new Tier 1 capital through the issuance of Ordinary Shares and other Securities.

It is possible a third party could challenge the approval decision in the European Courts (within specified time limits). The Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the European Commission would need to reconsider its decision, which might result in an adverse outcome for the Group, including a prohibition or amendment to some or all of the terms of the State Aid. The European Commission could also impose conditions that are more disadvantageous, potentially materially so, to the Group than those in the State Aid restructuring plan.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan. There is no assurance that the price that the Group receives for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed time frames for such disposals, under the terms of the State Aid clearance, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price. Furthermore, if the Group is unable to comply with the terms of the State Aid approval it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of this investigation, if the European Commission decides that there has been misuse of aid, it can issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the Group. In implementing the State Aid restructuring plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realizing additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s competitors in the Group’s markets. The effect of this on the Group’s future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group’s operations and financial condition and its business generally. If any or all of the risks described above, or any other currently unforeseen risks, materialize, there could be a materially negative impact on the Group’s business, operations, financial condition, capital position and competitive position.

For further details on the State Aid restructuring plan, including a description of the Group’s undertakings and the restrictions imposed, see “Recent Developments—State Aid Restructuring Plan”.

The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and the balance sheet reduction program arising out of its previously announced non-core restructuring plan and the State Aid restructuring plan

In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the program announced in February 2009 to run-down and sell the Group’s non-core assets and businesses and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totaled £252 billion, excluding derivatives, as at December 31, 2008. At June 30, 2010, this total had reduced to £174 billion, largely as a result of the progress made in disposals during the first half of 2010. This balance sheet reduction program continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those businesses it is seeking to exit either on favorable economic terms to the Group or at all. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date. Furthermore, in the context of implementing the State Aid restructuring plan, the Group is subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the Group would have otherwise agreed had the Group not been required to sell such assets as part of the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State Aid conditions. For further details of the State Aid restrictions and conditions, see “Recent Developments—State Aid Restructuring Plan.”

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group’s assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favor of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as a result of the disposals, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the restructuring plans) and the potential for realizing additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors, either in the context of State Aid-related or non-core or other asset and business disposals, could affect the Group’s ability to implement its strategic plan and have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

The extensive organizational restructuring may adversely affect the Group’s business, results of operations and financial condition

As part of its refocus on core strengths and its disposal program, the Group has undertaken and continues to undertake extensive organizational restructuring involving the allocation of assets identified as non-core assets to a separate Non-Core Division, and the run-down and sale of those assets over a period of time. In addition, to comply with State Aid clearance, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG will also divest its global card payment services business Global Merchant Services (“Global Merchant Services”) by the end of 2013, subject to RBSG retaining up to 20% of each business within Global Merchant Services if required by the purchaser, and its interest in RBS Sempra Commodities LLP (“RBS Sempra Commodities”), a leading global commodities trader, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct small and medium-size enterprise (“SME”) customers and certain mid-corporate customers across the United Kingdom.

The Group has recently made the following announcements in relation to the sale of certain of its non-core assets and businesses:

•
On July 1, 2010, RBS Sempra Commodities completed the previously announced sale of its Metals, Oil and European Energy business lines. The Group and its joint venture partner, Sempra Energy, are engaged in an active sales process for the remaining North American Power and Gas and Sempra Energy Solutions business lines of RBS Sempra Commodities.

•
On August 4, 2010, the Group announced that it has agreed to sell 318 branches in England and Wales and Scotland and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration for the transaction will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business the Group has agreed to sell. The separation and transfer process is expected to take 12 to 18 months and the transaction is currently expected to be completed by December 2011 and is subject to regulatory, anti-trust and other conditions.

•
On August 6, 2010, the Group announced that it has agreed to sell a controlling 80.01% interest in Global Merchant Services to a consortium of Advent International and Bain Capital for an enterprise value of up to £2.025 billion. Approximately £1.7 billion will be received in cash on closing of the transaction and up to £200 million of contingent consideration is receivable if the returns realised by the consortium members exceed certain thresholds. The Group will retain a 19.99% shareholding in the new Global Merchant Services group and, as part of the agreement reached, the Group will continue to promote and refer the Global Merchant Services product suite as a valuable part of its offering to customers. As part of the transaction, transitional services agreements will be put in place to cover the period from legal completion to final separation. The sale is expected to complete in the fourth quarter of 2010 and is subject to certain conditions including approval by the European Commission, U.S. anti-trust authorities and other regulators.

In order to implement the restructurings referred to above, various businesses and divisions within the Group are being reorganized, transferred or sold, or potentially merged with other businesses and divisions within the Group. As part of this process, personnel may be reallocated, where permissible, across the Group, new technology may be implemented, and new policies and procedures may be established in order to accommodate the new shape of the Group. As a result, the Group, including the Issuer Group, may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources. Any of the above factors could affect the Group’s ability to achieve its strategic objectives and have a material adverse effect on its business, results of operations and financial condition or could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise-specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Since 2008, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups has also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group’s overall cost of funding.

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While money market conditions improved during the course of 2009, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the Group. The Group, in line with other financial institutions, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among United Kingdom banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the Group’s ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. In particular, the liquidity position of the Group may be negatively impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected. Any significant delay in those plans may require the Group to consider disposal of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The Group has participated in governmental support schemes including the United Kingdom Government Credit Guarantee Scheme and the Special Liquidity Scheme. The Credit Guarantee Scheme closed for new issuance in February 2010 and the Special Liquidity Scheme closed for new transactions in January 2009. A significant proportion of the Group’s financing under those schemes matures in 2011 and 2012. The Group expects to mitigate the impact of this refinancing concentration through a combination of seeking funds from alternative sources, the continuation of the Group’s balance sheet reduction program and other reductions in the Group’s net wholesale funding requirement. However, there can be no assurance that such mitigation efforts will be successful.

The governments of some of the countries in which the Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place the Group’s subsidiaries operating in those countries, such as Ulster Bank Ireland Limited, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding or require the Group to consider disposal of other assets not previously identified for disposal to reduce its funding requirements, each of which could have an adverse impact on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the Group operates

Governmental support schemes may be subject to cancellation, change or withdrawal (on a general or individual basis, subject to relevant contracts) or may fail to be renewed, based on changing economic and political conditions in the jurisdiction of the relevant scheme. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the Group, in common with other banking groups, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the Group’s business, financial condition, results of operations and prospects or result in a loss of value in the Securities.

The financial performance of the Group has been and will be affected by borrower credit quality

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilized over the course of 2009, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States and the rest of Europe, particularly Ireland). The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates, this could worsen the credit quality of the Group’s borrowers and counterparties. These trends and risks have led and may lead to further and accelerated impairment charges, higher costs, additional write-downs and losses for the Group, including the Issuer Group, or result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group

The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets). In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in 2008 and 2009. Any such losses could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralized debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in 2007, 2008 and 2009. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgments and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realized by the Group, including the Issuer Group, may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognize further significant write-downs in addition to those already recorded or realized or realize increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in the Securities.

Further information about the write-downs which the Group has incurred and the assets it has reclassified during the year ended December 31, 2009 is set out in the audited consolidated financial statements of RBSG for the year ended December 31, 2009, which are incorporated by reference herein.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (“CDSs”), which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the Group’s financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group’s business

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-U.S. dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of RBSG’s non-United Kingdom subsidiaries (principally Citizens Financial Group, Inc. (“Citizens”), The Royal Bank of Scotland N.V. (“RBS N.V.”) and RBS Securities Inc.) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government’s credit ratings

RBSG, RBS and other Group members have been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly RBS) would further increase its borrowing costs, require the Group, including the Issuer Group, to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the Group through HM Treasury’s guarantee scheme (announced by the United Kingdom Government on October 8, 2008) (the “Credit Guarantee Scheme”), any downgrade in the United Kingdom Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. Standard &

Poor’s reaffirmed the United Kingdom Government’s AAA rating with negative outlook on July 12, 2010 and Moody’s reaffirmed the United Kingdom Government’s AAA rating on May 7, 2010. Fitch reaffirmed the United Kingdom Government’s stable outlook on July 31, 2009 and Moody’s reiterated the United Kingdom Government’s stable outlook on June 27, 2010. Credit ratings of RBSG, RBS, ABN AMRO Holding N.V. (which was renamed “RBS Holdings N.V.” on April 1, 2010) (“RBS Holdings N.V.”), RBS N.V. (which was renamed from “ABN AMRO Bank N.V.” on February 6, 2010), Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s and RBS’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a negative impact on the Group’s earnings and financial condition or result in a loss of value in the Securities.

The Group’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B Shares, the grant of the Contingent Subscription (as defined below) and the previous placing and open offers was to allow the Group to strengthen its capital position. The FSA’s liquidity policy statement issued in October 2009 states that firms must hold sufficient eligible securities to survive a liquidity stress and this will result in banks holding a greater amount of government securities, to ensure that these institutions have adequate liquidity in times of financial stress.

In addition, on December 17, 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled “Strengthening the resilience of the banking sector.” If the proposals made by the Basel Committee are implemented, this could result in the Group being subject to significantly higher capital requirements. The proposals include: (a) the build-up of a counter-cyclical capital buffer in excess of the regulatory minimum capital requirement, which is large enough to enable the Group to remain above the minimum capital requirement in the face of losses expected to be incurred in a feasibly severe downturn; (b) an increase in the capital requirements for counterparty risk exposures arising from derivatives, repo-style transactions and securities financing transactions; (c) the imposition of a leverage ratio as a supplementary measure to the existing Basel II risk-based measure; (d) the phasing out of hybrid capital instruments as Tier 1 capital and the requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; and (e) the imposition of  global minimum liquidity standards that include a requirement to hold a stock of unencumbered high quality liquid assets sufficient to cover cumulative net cash outflows over a 30-day period under a prescribed stress scenario. The Basel Committee will consider appropriate transition and grandfathering arrangements. The proposed reforms are subject to a consultative process and an impact assessment and are not likely to be implemented before the end of 2012. As part of the ongoing development of its proposals, on July 26, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced that they had reached broad agreement on the overall design of the capital and liquidity reform package and released details of such agreement, which took into account comments received during the consultative process, the results of a quantitative impact study and the assessments of the economic impact of the proposals.  The Basel Committee is expected to publish its economic impact assessment in August 2010, with further details of the capital and liquidity reforms being published at the end of 2010.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1, Core Tier 1 and Tier 2 capital by way of further issuances of securities, including in the form of Ordinary Shares or B Shares and could result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of Ordinary Shares and diluting the ownership of existing shareholders of RBSG. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5% at any time before December 31, 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for December 31, 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets.  As provided in the Acquisition and Contingent Capital Agreement (as defined below), the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment.  For further details of these restrictions, see “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share”.

As at June 30, 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 12.8% and 10.5%, respectively, calculated in accordance with FSA definitions (as set out in the consolidated financial statements of RBSG for the six months ended June 30, 2010). Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate

Under IFRS, the Group recognizes at fair value: (i) financial instruments classified as “held-for-trading” or “designated as at fair value through profit or loss”; (ii) financial assets classified as “available-for-sale”; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected

The consolidation that took place in 2008 and 2009 among banking institutions in the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions.  If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the United States and United Kingdom markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favorable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. Although at present it is difficult to predict what the effects of this increased government ownership and involvement will be or how they will differ from jurisdiction to jurisdiction, such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability and financial condition or result in a loss of value in the Securities.

As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations

Under the terms of the First Placing and Open Offer, RBSG provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant Ordinary Shares and preference shares and the Group’s participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the United Kingdom banking industry are compatible with the common market under EU law. These undertakings include (i) certain lending commitments in relation to United Kingdom residential mortgage lending and lending to SMEs in the United Kingdom until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group’s balance sheet. Under the terms of the placing and open offer undertaken by RBSG in April 2009 (the “Second Placing and Open Offer”), the Group’s undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. Pursuant to these arrangements, RBS agreed to make available to creditworthy borrowers on commercial terms, £16 billion above the amount RBSG had budgeted to lend to United Kingdom businesses and £9 billion above the amount RBSG had budgeted to lend to United Kingdom homeowners in the year commencing March 1, 2009.

In relation to the 2009 commitment period, which ended on February 28, 2010, the Group’s net mortgage lending to United Kingdom homeowners was £12.7 billion above the amount it had originally budgeted to lend. In relation to its business lending commitment, the Group extended £41 billion of gross new facilities drawn and undrawn, to United Kingdom businesses, including £27 billion to SMEs but, in the economic environment prevailing at the time, many customers were strongly focused on reducing their borrowings and repayments consequently increased.

Moreover, the withdrawal of foreign lenders was less pronounced than anticipated, there was a sharp increase in capital market issuance and demand continued to be weak. As a result, the Group’s net lending did not reach the £16 billion targeted.

In March 2010, RBS agreed with the United Kingdom Government to certain adjustments to the lending commitments for the 2010 commitment period (the 12-month period commencing March 1, 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, RBS has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to United Kingdom businesses in the period March 1, 2010 to February 28, 2011. In addition, RBS has agreed with the United Kingdom Government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on February 28, 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion.

The Group has also agreed to certain other commitments, which are material for the structure of the Group and its operations, under the State Aid restructuring plan approved by the European Commission. See “Recent Developments—State Aid Restructuring Plan.”

In addition, the Group, together with HM Treasury, has agreed with the European Commission to a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period from a date commencing no later than April 30, 2010 (which RBSG has subsequently announced is April 30, 2010). It is possible that the Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the proposals published by the Basel Committee on December 17, 2009 or otherwise. The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement, see “Recent Developments—Principal Terms of Issue of the B Shares and the Dividend Access Share—Acquisition and Contingent Capital Agreement—Undertakings.”

The undertakings described above may serve to limit the Group’s operations. See “— HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.”

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include directors and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the Group’s business. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as RBSG). The Group has made a commitment to comply with the FSA Remuneration Code. These rules came into force on January 1, 2010 and are in line with the agreement reached by the G-20, setting global standards for the implementation of the Financial Stability Board’s remuneration principles. The FSA has announced its intention to revise its Remuneration Code in light of the Financial Services Act 2010 and the Capital Requirements Directive III. The new Code will come into effect on January 1, 2011. The Group agreed that it will be at the leading edge of implementing the G-20 principles and granted UK Financial Investments Limited (“UKFI”) consent rights over the shape and size of its aggregate bonus pool for the 2009 performance year. The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group’s businesses.

The Group has altered certain of the pension benefits it offers to staff. Some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy. In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group’s employees in the United Kingdom, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs down, certain assets or businesses (including as part of its expected restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have a material adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalizations in the United States, the United Kingdom and other European countries during 2008 and 2009. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group expects to face greater regulation in the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe. Although it is difficult to predict with certainty the effect that recent regulatory developments will have on the Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as a bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) may result in an increase in the Group’s capital requirements and costs and have an adverse impact on how the Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition or result in a loss of value in the Securities.

Other areas in which, and examples of where, governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate, capital adequacy, liquidity, balance sheet leverage and other policies of central banks and regulatory authorities;

•	general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the Group operates, increase the costs of doing business in those markets or result in a reduction in the credit ratings of RBSG or one of its subsidiaries;

•
changes in regulatory requirements relating to capital and liquidity, such as limitations on the use of deferred tax assets in calculating Core Tier 1 and/or Tier 1 capital, or prudential rules relating to the capital adequacy framework;

•
other general changes in the regulatory requirements, such as the imposition of onerous compliance obligations, restrictions on business growth or pricing, new levies or taxes (such as a financial activities tax) or fees, requirements in relation to the structure and organization of the Group and requirements to operate in a way that prioritizes objectives other than shareholder value creation;

•	changes in tax rates that could reduce the value of the deferred tax assets recognized by the Group including the proposed staged reduction in the United Kingdom corporation tax rate;

•	a separation of retail banking from investment banking and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	government-imposed requirements with respect to lending to the United Kingdom SME market and larger commercial and corporate markets and residential mortgage lending;

•	employee remuneration;

•	changes to financial reporting standards;

•	changes in competition and pricing environments;

•	further developments in financial reporting, corporate governance, corporate structure, conduct of business and employee compensation;

•
differentiation among financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire Group to accept exposure to the risk of any individual member of the Group, or even third-party participants in guarantee schemes, failing;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;

•	transferability and convertibility of currency risk;

•	expropriation, nationalization and confiscation of assets;

•	changes in legislation relating to foreign ownership; and

•	other unfavorable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group’s results have been and could be further adversely affected in the event of goodwill impairment

The Group capitalizes goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Acquired goodwill is recognized initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognize a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. For the year ended December 31, 2008, the Group recorded a £32.6 billion accounting write-down of goodwill and other intangibles relating to prior year acquisitions.  For the year ended December 31, 2009, the Group recorded a £363 million accounting write-down of goodwill and other intangible assets principally relating to RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and NatWest goodwill allocated to Non-Core businesses.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined benefit pension schemes for past, and a number of current, employees. Pensions risk is the risk that the liabilities of the Group’s various defined benefit pension schemes which are long term in nature will exceed the schemes’ assets, as a result of which the Group is required or chooses to make additional contributions to the schemes. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have a negative impact on the Group’s capital position, results of operations or financial condition or result in a loss of value in the Securities. The next funding valuation of the Group’s major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund will take place with an effective date of March 31, 2010.

The Group is and may be subject to litigation and regulatory investigations that may impact its business

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the EU, the United States and other jurisdictions, including class action litigation, anti-money laundering and sanctions compliance, investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programs. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or result in a material adverse effect on the Group’s reputation or results of operations or result in a loss of value in the Securities.

Operational risks are inherent in the Group’s operations

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorization, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programs), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations, could have a materially negative impact on the Group’s business, reputation and results of operations and the price of any Securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that either of RBSG or RBS, as the case may be, will be unable to comply with its obligations as a company with securities admitted to the Official List of the United Kingdom Listing Authority (the “Official List”) nor that they, or their relevant subsidiaries, will be unable to comply with their respective obligations as supervised firms regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future. On June 22, 2010, the United Kingdom Government announced a number of changes and possible changes to United Kingdom law that could reduce the Group’s profitability including an increase in the standard rate of value added tax from 17.5% to 20% from January 2011, the introduction of a banking levy from January 2011 and the possible introduction of a financial activities tax.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group

UKFI manages HM Treasury’s shareholder relationship with RBSG. Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group’s remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The board of directors of RBSG (the “Board of Directors”) has a duty to promote the success of RBSG for the benefit of its members as a whole.

The offer or sale by the United Kingdom Government of all or a portion of its stake in RBSG could affect the market price of the Securities and related securities

The United Kingdom Government currently holds approximately 68% of the issued ordinary share capital of RBSG.  On December 22, 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government.  The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares.  The United Kingdom Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG.  The United Kingdom Government may sell all or a part of the Ordinary Shares that it owns at any time.  Offers or sales by the United Kingdom Government of a substantial number of Ordinary Shares or securities convertible or exchangeable into Ordinary Shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group’s insurance businesses are subject to inherent risks involving claims

Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorized financial services firms that are unable to meet their obligations to customers

In the United Kingdom, the Financial Services Compensation Scheme (the “Compensation Scheme”) was established under the FSMA and is the United Kingdom’s statutory fund of last resort for customers of authorized financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilization power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorized by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorized firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material impact on its results of operations and financial condition. As at December 31, 2009, the Group had accrued £135 million for its share of Compensation Scheme management expenses levies for the 2009/2010 and 2010/2011 Compensation Scheme years.  In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in the Securities.

The Group’s business and earnings may be affected by geopolitical conditions

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business.

The restructuring plan for RBS Holdings N.V. is complex and may not realize the anticipated benefits for the Group

In 2007, the Group acquired an interest through RFS Holdings, B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on April 1, 2010. The restructuring plan in place for the integration and separation of ABN AMRO Holding N.V. into and among the businesses and operations of RBSG, the Dutch State and Banco Santander S.A. (the “Consortium Members”) is complex, involving substantial reorganization of RBS Holdings N.V.’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses continues. As part of this reorganization, on February 6, 2010, the majority of the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (formerly named ABN AMRO II N.V.)  This company was transferred to ABN AMRO Group N.V., a company wholly owned by the Dutch State, on April 1, 2010. Certain assets and liabilities of RBS Holdings N.V. acquired by the Dutch State were not part of the transfer which occurred on April 1, 2010 and remain within ABN AMRO Bank N.V. (now The Royal Bank of Scotland N.V.) These will be transferred to the Dutch State as soon as possible. In addition, certain assets within RBS N.V. continue to be under shared ownership by the Consortium Members.

As the Group does not own 100% of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A. (“Santander”), the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings N.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources.  Any such delays may also restrict the ability of the Group to realize the expected benefits of the acquisition.  In addition, the Group may not realize the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have a negative impact on the Group’s financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognized by the Group depends on the Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

In accordance with IFRS, the Group has recognized deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognized deferred tax assets. On June 22, 2010, the United Kingdom Government announced a proposed staged reduction in the rate of United Kingdom corporation tax from 28% to 24% over a four-year period commencing in April 2011. Such a change in the applicable tax rate would reduce the recoverable amount of the recognized deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognized by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognized and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on December 17, 2009, the Basel Committee published a consultative document setting out certain proposed changes to capital requirements (see “Risk Factors—The Group’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements”). Those proposals, which were updated by an announcement by the Basel Committee on July 26, 2010, include a requirement that deferred tax assets which rely on future profitability of the Group to be realized may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital.

RBS has entered into a credit derivative and a financial guarantee contract with The Royal Bank of Scotland N. V. which may adversely affect the Issuer Group's results

RBS has entered into a credit derivative and a financial guarantee contract with RBS N.V., which is a subsidiary undertaking of RBSG, under which it has sold credit protection over the exposures held by RBS N.V. and its subsidiaries that are subject to the APS. These agreements may adversely affect the Issuer Group's results as: (a) they cover 100% of losses on these assets whilst the APS provides 90% protection if losses on the whole APS portfolio exceed the first loss; and (b) the basis of valuation of the APS and the financial guarantee contract are asymmetrical: the one measured at fair value and the other at the higher of cost less amortization and the amount determined in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Risks relating to the Group’s participation in the Asset Protection Scheme, the B shares, the Contingent B Shares and the Dividend Access Share

Owing to the complexity, scale and unique nature of the APS and the uncertainty surrounding the duration and severity of the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group’s participation in the APS and in the impact of the APS on the Group’s business, operations and financial condition. In addition, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection

Since the APS is a unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions and there is significant uncertainty about the duration and severity of the recent economic recession, there may be unforeseen issues and risks that may arise as a result of the Group’s participation in the APS and the impact of the APS on the Group’s business, operations and financial condition cannot be predicted with certainty. Such issues or risks may have a material adverse effect on the Group. Moreover, the Group’s choice of assets or exposures to be covered by the APS was based on predictions at the time of its accession to the APS regarding the performance of counterparties and assumptions about market dynamics and asset and liability pricing, all or some of which may prove to be inaccurate. There is, therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and, as a result, the Group’s financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

There is no assurance that the Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares will achieve the Group’s goals of improving and maintaining the Group’s capital ratios in the event of further losses.

Accordingly, the Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may not improve market confidence in the Group and the Group may still face the risk of full nationalization or other resolution procedures under the Banking Act

The Group’s participation in the APS, together with the issue of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares (as defined below), has improved its consolidated capital ratios. In the event that the Group’s Core Tier 1 capital ratio declines to below 5%, and if certain conditions are met, HM Treasury is committed to subscribe (the “Contingent Subscription”) for up to an additional £8 billion of Contingent B Shares and in connection with such subscription, would receive further enhanced dividend rights under the associated series 1 dividend access share in the capital of RBSG (the “Dividend Access Share”). However, notwithstanding the Group’s participation in the APS and the issue of the £25.5 billion of B Shares and, if required, the issue of the £8 billion Contingent B Shares, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10% of Covered Assets losses after the first loss amount (see “Recent Developments—The APS: Principal Terms and Conditions—First loss and the 90%/10% Split”). In addition, as mentioned in the previous risk factor, the assets or exposures covered by the APS may not be those with the greatest future losses or with the greatest need for protection. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group’s capital ratios at the requisite levels in the event of further losses (even with the £8 billion Contingent B Shares) and there can be no assurance that this would improve market confidence in the Group. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

In the event that the Group’s Core Tier 1 capital ratio declines to below 5%, HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalization or other resolution procedures under the Banking Act

In the event that the Group’s Core Tier 1 capital ratio declines to below 5%, HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. Such conditions include that the European Commission’s decision that the State Aid is compatible with article 107 of the consolidated version of the Treaty on the Functioning of the European Union (the “TFEU”) (ex-article 87 of the Treaty establishing the European Community) continues to be in force, that the European Commission has not opened a formal investigation under article 108(2) of the TFEU (ex-article 88(2) of the Treaty establishing the European Community) in relation to the possible misuse of State Aid, that there has been no breach by RBSG of the State Aid Commitment Deed and that no Termination Event has occurred (as defined in the Acquisition and Contingent Capital Agreement) has occurred.

If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalization or other resolution procedures under the Banking Act.

In these circumstances, if RBSG is unable to issue the £8 billion Contingent B Shares, the Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group’s capital ratios to the desired or requisite levels. If RBSG is unable to issue the £8 billion Contingent B Shares, the Group’s business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which RBSG and its subsidiaries operate, which could include full nationalization, other resolution procedures under the Banking Act or revocation of permits and licenses necessary to conduct the Group’s businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities (see “Risk Factors—RBSG and its United Kingdom bank subsidiaries may face the risk of full nationalization or other resolution procedures under the Banking Act 2009”).

The Group may have included Covered Assets that are ineligible (or that later become ineligible) for protection under the APS. Protection under the APS may be limited or may cease to be available where Covered Assets are not correctly or sufficiently logged or described, where a Covered Asset is disposed of (in whole or in part) prior to a Trigger (as defined below), where the terms of the APS do not apply or are uncertain in their application, where the terms of the protection itself potentially give rise to legal uncertainty, where certain criminal conduct has or may have occurred or where a breach of bank secrecy, confidentiality, data protection or similar laws may occur. In addition, certain assets included in the APS do not satisfy the eligibility requirements of the Scheme Documents. In each case this would reduce the anticipated benefits to the Group of the APS

The Covered Assets comprise a wide variety and a very large number of complex assets and exposures. As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the UK Asset Protection Scheme Terms and Conditions, the Accession Agreement (as defined below) and any other document designated in writing as such by HM Treasury and RBSG (collectively, the “Scheme Documents”), there is a risk that the Group may have included assets or exposures within the Covered Assets that are not eligible for protection under the APS, with the result that such assets or exposures may not be protected by the APS. Furthermore, if Covered Assets are not correctly or sufficiently logged or described for the purposes of the APS, protection under the APS may, in certain circumstances and subject to certain conditions, not be available or may be limited, including by potentially being limited to the terms of the assets “as logged.” If a Covered Asset is disposed of prior to the occurrence of a failure to pay, a bankruptcy or a restructuring, as described in the UK Asset Protection Scheme Terms and Conditions (the “Scheme Conditions”) in respect of that Covered Asset (a “Trigger”), the Group will also lose protection under the APS in respect of that disposed asset or, if the Covered Asset is disposed of in part, in respect of that disposed part of the Covered Asset or in some circumstances all of the Covered Asset, in each case with no rebate of the fee payable to HM Treasury, unless an agreement otherwise is reached with HM Treasury at the relevant time. Moreover, since the terms of the credit protection available under the APS are broad and general (given the scale and purpose of the APS and the wide variety and very large number of complex assets and exposures intended to be included as Covered Assets) and also very complex and in some instances operationally restrictive, certain Scheme Conditions may not apply to particular assets, exposures or operational scenarios or their applicability may be uncertain (for example, in respect of overdrafts). In addition, many of these provisions applied from December 31, 2008 and therefore may not have been complied with between this date and the date of the Group’s accession to the APS on December 22, 2009. In each case this may result in a loss or reduction of protection. There are certain limited terms and conditions of the Scheme Conditions which are framed in such a way that may give rise to a lack of legal certainty. Furthermore, if a member of the Group becomes aware after due and reasonable enquiry that there has been any material or systemic criminal conduct on the part of the Group (including its directors, officers and employees) relating to or affecting any of the Covered Assets, some or all of those assets may cease to be protected by the APS. HM Treasury may also require the withdrawal or RBS may itself consider it necessary to withdraw Covered Assets held in certain jurisdictions where disclosure of certain information to HM Treasury may result in a breach of banking secrecy, confidentiality, data protection or similar laws. In addition, certain derivative and structured finance assets were included in the APS which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements specified in the Scheme Documents. RBS and HM Treasury have reached agreement in principle on all major eligibility issues under the Scheme Documents. During the six months ended June 30, 2010, the Group initiated the withdrawal of £2.9 billion of derivative assets from the APS, the status of which had been the subject of a difference of opinion between RBS and HM Treasury. These withdrawals have since been agreed in principle with HM Treasury. The eligibility requirement issues and withdrawals from the APS remain subject to the agreement of final legal documentation between RBS and HM Treasury, which is expected to be in the third quarter of 2010.

The effect of (i) failures to be eligible and/or to log or correctly describe Covered Assets, (ii) disposals of Covered Assets prior to a Trigger, (iii) the uncertainty of certain Scheme Conditions and the exclusion of certain assets and exposures from the APS and potential lack of legal certainty, (iv) the occurrence of material or systemic criminal conduct on the part of RBS or its representatives relating to or affecting Covered Assets or breach of banking secrecy, confidentiality, data protection or similar laws, (v) failure or potential failure of HM Treasury and RBS to reach agreement in respect of whether (and if so, to what extent) cover should extend to certain ineligible assets, and (vi) failure or potential failure of HM Treasury and RBS to reach agreement on the classifications of some structured credit assets included in the APS, may (or, in respect of assets which HM Treasury and RBS have agreed are ineligible, will) impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses. Further, there is no ability to nominate additional or alternative assets or exposures in place of those which turn out not to be covered under the APS. If the Group is then unable to find alternative methods for improving and maintaining its capital ratios, its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

During the life of the APS, certain or all of the Covered Assets may cease to be protected due to a failure to comply with continuing obligations under the APS, reducing the benefit of the APS to the Group

The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive continuing obligations under the Scheme Conditions relating to governance, asset management, audit and reporting. The Group’s compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately new approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations, and operational risk in the context of the APS may result from errors by employees or third parties, failure to document transactions or procedures properly or to obtain proper authorizations in accordance with the Scheme Conditions, equipment failures or the inadequacy or failure of systems and controls. Although the Group has devoted substantial financial and operational resources, and intends to devote further substantial resources, to developing efficient procedures to deal with the requirements of the APS and to training staff, it is not possible to be certain that such actions will be effective to control each of the operational risks faced by the Group or to provide the necessary information in the necessary time periods in the context of the APS. Since the Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. This risk is particularly acute in the period immediately following the APS becoming effective. Certain of the reporting requirements, in particular, are broad in their required scope and challenging in their required timing. There is, as a result, a real possibility that the Group, at least initially, will not be able to achieve full compliance. Where the Group is in breach of certain of its continuing obligations under the Scheme Conditions in respect of any of the Covered Assets, related assets or other obligations, or otherwise unable to provide or verify information required under the APS within the requisite time periods, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights including the right to modify certain of the Group’s strategies, policies or systems. Therefore, there is a risk that Covered Assets in relation to which the Group has failed to comply with its continuing obligations under the Scheme Conditions, will not be protected or fully protected by the APS. As there is no ability to nominate additional or alternative assets or exposures for cover under the APS, the effect of such failures will impact the level of protection available to the Group and may reduce or eliminate in its entirety the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The Scheme Conditions may be modified by HM Treasury in certain prescribed circumstances, which could result in a loss or reduction in the protection provided under the APS in relation to certain Covered Assets, increased costs to the Group in respect of the APS or limitations on the Group’s operations

HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) to:

•
remove or reduce (or remedy the effects of) any conflict between: (i) the operation, interpretation or application of certain Scheme Conditions, see “Recent Developments—The APS: Principal Terms And Conditions—Modifications to the Scheme Conditions”; and (ii) any of the overarching principles governing the APS, see “Recent Developments—Principal Terms of issue of the B Shares and the Dividend Access Share”;

•	correct any manifest error contained in certain Scheme Conditions; or

•	take account of any change in law.

HM Treasury can only effect a modification or replacement of a Scheme Condition if (i) it is consistent with each of the Scheme Principles, (ii) there has been no formal notification from the FSA that such modification would result in any protection provided to the Group under the APS ceasing to satisfy certain requirements for eligible credit risk mitigation and (iii) HM Treasury has considered in good faith and had regard to any submissions, communications or representations of or made by the Group regarding the anticipated impact of the proposed modification under any non-United Kingdom capital adequacy regime which is binding on RBSG or a Covered Entity (as defined in the accession agreement between HM Treasury and RBSG which incorporates the Scheme Conditions and sets out certain other terms and conditions applicable to RBSG’s participation in the APS (the “Accession Agreement”)).

Such modifications or replacements may be retrospective and may result in a loss of or reduction in the protection expected by the Group under the APS in relation to certain Covered Assets, an increase in the risk weightings of the Covered Assets (either in the United Kingdom or overseas), a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions or a material increase in the expenses incurred or costs payable by the Group under the APS. Modifications by HM Treasury of the Scheme Conditions could result in restrictions or limitations on the Group’s operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group’s financial condition and results of operations.

Owing to the complexity of the APS and possible regulatory capital developments, the operation of the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may fail to achieve the desired effect on the Group’s regulatory capital position. This may mean the Group’s participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares does not improve market confidence in the Group sufficiently or at all. This may result in the Group facing the risk of full nationalization or other resolution procedures under the Banking Act

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. As the APS and certain of the associated back-to-back arrangements are a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions, there is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group’s capital ratios will not be fully achieved. There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, regulatory capital treatment that differs from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur because of changes in law or regulation, regulatory bodies or interpretation of the regulatory capital regimes applicable to the Group and/or the APS and/or the B Shares and/or the back-to-back arrangements described above. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group’s capital ratios, this could cause the Group’s business, results of operations and financial condition to suffer, its credit rating to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalization or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the Group’s participation in the APS may be greater than the amounts received thereunder

The costs of participating in the APS incurred by the Group to HM Treasury include a fee of £700 million per annum, payable in advance for the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) December 31, 2099. The fee may be paid in cash or, subject to HM Treasury consent, by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to three agreements which provide the right, at RBSG’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS and £8 billion of Contingent B Shares, and the exit fee payable in connection with any termination of the Group’s participation in the APS, by waiving the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (“Tax Loss Waiver”)) or be funded by a further issue of B Shares to HM Treasury. The Group has paid in cash the fee of £1.4 billion in respect of 2009 and 2010. On termination of the Group’s participation in the APS, the fees described in the risk factor below headed “The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS” will apply. Furthermore, the Group may be subject to additional liabilities in connection with the associated intra group arrangements. Significant costs either have been or will also be incurred in (i) establishing the APS (including a portion of HM Treasury’s costs attributed to the Group by HM Treasury), (ii) implementing the APS, including the Group’s internal systems building and as a consequence of its on-going management and administration obligations under the Scheme Conditions, such as complying with (a) the extensive governance, reporting, auditing and other continuing obligations of the APS and (b) the asset management objective which is generally applied at all times to the Covered Assets and will require increased lending in certain circumstances and (iii) paying the five-year annual fee for the £8 billion of Contingent B Shares of £320 million less 4% of: (a) the value of any B Shares subscribed for under the Contingent Subscription; and (b) the amount by which the Contingent Subscription has been reduced pursuant to any exercise by RBSG of a partial termination of the Contingent Subscription (payable in cash or, with HM Treasury’s consent, by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver), or funded by a further issue of B Shares to HM Treasury). In addition, there will be ongoing expenses associated with compliance with the Scheme Conditions, including RBSG’s and HM Treasury’s professional advisers’ costs and expenses. These expenses are expected to be significant due to the complexity of the APS, the need to enhance the Group’s existing systems in order to comply with reporting obligations required by the APS and the Group’s obligations under the Scheme Conditions to pay HM Treasury’s and its advisers’ costs in relation to the APS. In addition, the Group has certain other financial exposures in connection with the APS including (i) an obligation to indemnify HM Treasury, any governmental entity or their representatives and (ii) for the minimum two-year period from a Trigger until payment is made by HM Treasury under the APS, exposure to the funding costs of retaining assets and exposures on its balance sheet whilst receiving interest based on the “Sterling General Collateral Repo Rate” as displayed on the Bloomberg service, or such other rate as may be notified by HM Treasury from time to time as reflecting its costs of funds. The aggregate effect of the joining, establishment and operational costs of the APS and the on-going costs and expenses, including professional advisers’ costs, may significantly reduce or even eliminate the anticipated amounts to be received by the Group under the APS.

The amounts received under the APS (which amounts are difficult to quantify precisely (see “Recent Developments—The APS: Principal Terms and Conditions in particular—Recoveries” and “Recent Developments—The APS: Principal Terms and Conditions—Calculation of payment from HM Treasury”) may be less than the costs of participation, as described above. There are other, non-cash, anticipated benefits of the Group’s participation, which include the regulatory capital benefits referred to above and the potential protection from future losses, which are themselves also difficult to quantify.

The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS

During its participation in the APS, RBS will pay an annual participation fee to HM Treasury. The annual fee, which is payable in advance, is £700 million per annum for the first three years of the Group’s participation in the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) December 31, 2099. The Group has paid in cash the fee of £1.4 billion in respect of 2009 and 2010.  Pursuant to the Accession Agreement and the Tax Loss Waiver, subject to HM Treasury consent, all or part of the exit fee (but not the refund of the net payments the Group has received from HM Treasury under the APS) may be paid by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver). The directors of RBSG may, in the future, conclude that the cost of this annual fee, in combination with the other costs of the Group’s participation in the APS, outweighs the benefits of the Group’s continued participation and therefore that the Group’s participation in the APS should be terminated. However, in order to terminate the Group’s participation in the APS, the Group must have FSA approval and pay an exit fee which is an amount equal to (a) the larger of (i) the cumulative aggregate fee of £2.5 billion and (ii) 10% of the annual aggregate reduction in Pillar I capital requirements in respect of the assets covered by the APS up to the time of exit (see “Recent Developments—The APS: Principal Terms and Conditions”) less (b) the aggregate of the annual fees paid up to the date of exit. In the event that the Group has received payments from HM Treasury under the APS in respect of losses on any Covered Assets in respect of which a Trigger occurs (“Triggered Assets”), it must either negotiate a satisfactory exit payment to exit the APS, or absent such agreement, refund to HM Treasury any net payments made by HM Treasury under the APS in respect of losses on the Triggered Assets.

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group’s financial condition and results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until December 31, 2099, which could have an adverse impact on the Group’s financial condition and results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury. If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

The extensive governance, asset management and information requirements under the Scheme Conditions and HM Treasury’s step-in rights may serve to limit materially the Group’s operations. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities

Under the Scheme Conditions, the Group has extensive governance, asset management, audit and information obligations aimed at ensuring (amongst other things) that (i) there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of Covered Assets when compared with the management and administration of other assets of the Group that are outside of the APS and (ii) HM Treasury is able to manage and assess its exposure under the APS, perform any other functions within HM Treasury’s responsibilities or protect or enhance the stability of the United Kingdom financial system. Any information obtained by HM Treasury through its information rights under the APS may be further disclosed by HM Treasury to other government agencies, the United Kingdom Parliament, the European Commission, and more widely if HM Treasury determines that doing so is required, for example, to protect the stability of the United Kingdom financial system. For further information on these obligations, see “Recent Developments—The APS: Principal Terms and Conditions—Management and governance of Covered Assets.”

Moreover, HM Treasury has the right under the Scheme Conditions to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. For further information on these rights, see “Recent Developments—Principal Terms and Conditions of the APS—Step-in rights.” If the Group does not comply with the instructions of the step-in manager, once appointed, the Group may lose protection under the APS in respect of all or some of the Covered Assets. The step-in manager may be a person identified by HM Treasury and not by the Group. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers (“SOC Special Advisers”) to exercise oversight functions over certain assets in the APS. On June 18, 2010, the Asset Protection Agency requested that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS.

The payment obligations of HM Treasury under the Scheme Documents are capable of being transferred to any third party (provided the transfer does not affect the risk weightings the Group is entitled to apply to its exposures to Covered Assets). The step-in rights, together with all other monitoring, administration and enforcement rights, powers and discretions of HM Treasury under the Scheme Documents, are capable of being transferred to any government entity. See “Recent Developments—The APS: Principal Terms and Conditions—HM Treasury transfer rights.”

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer.

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of Ordinary Shares, would increase HM Treasury’s ownership interest in RBSG, and could result in the delisting of RBSG’s Securities

On December 22, 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75% of the Ordinary Shares, if HM Treasury were to acquire additional Ordinary Shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase

HM Treasury’s ownership interest in RBSG to above 75% of RBSG’s ordinary issued share capital, which would put RBSG in breach of the FSA’s Listing Rules requirement that at least 25% of its issued ordinary share capital must be in public hands. Although RBSG may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBSG from the Official List and potentially other exchanges where its Securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of the B Shares or in respect of the Dividend Access Share to the extent, but only to the extent, that votes cast on such B Shares and/or on such Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution presented at a general meeting of RBSG. In addition, holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of RBSG and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the B Shares or proposes the winding up of RBSG (and then in each such case only to speak and vote upon any such resolution).

A significant proportion of senior management’s time and resources will have to be committed to the APS, which may have a material adverse effect on the rest of the Group’s business

Significant senior management and key employee time and resources have to be committed to the ongoing operation of the APS, including governance, asset management and reporting and generally to ensure compliance with the Scheme Conditions. The time and resources required to be committed to the APS by the Group’s senior management and other key employees places significant additional demands on senior management in addition to the time and resources required to be dedicated to the rest of the Group’s business. In addition, and separately from the Group’s participation in the APS, significant headcount reductions are being introduced at all levels of management in the context of a restructuring of the Group. The Group’s ability to implement its overall strategy depends on the availability of its senior management and other key employees. If the Group is unable to dedicate sufficient senior management resources to the Group’s business outside the APS, its business, results of operations and financial condition will suffer.

The cost of the Tax Loss Waiver and related undertakings is uncertain and the Group may be subject to additional tax liabilities in connection with the APS

It is difficult to value accurately the cost to the Group if RBSG opts, subject to HM Treasury consent, to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any exit fee (payable to terminate the Group’s participation in the APS) by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets pursuant to the Tax Loss Waiver. The cost will depend on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law. In addition to suffering greater tax liabilities in future years as a result of the Tax Loss Waiver, the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

In order to fulfill its disclosure obligations under the APS, the Group may incur the risk of civil suits, criminal liability or regulatory actions

The Scheme Conditions require that certain information in relation to the Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. The FSA has issued notices to the Group requiring the information that HM

Treasury required under the Scheme Documents prior to the Group’s accession to and participation in the APS (and certain other information which HM Treasury requires under the Scheme Documents following the Group’s accession), be provided to it through its powers under the FSMA and the Banking Act. To the extent regulated by the FSA, the Group has a legal obligation to comply with these disclosure requests from the FSA. Section 19 of the Financial Services Act 2010 (“Section 19”) contains a provision enabling HM Treasury to request that a participant in the Asset Protection Scheme provide it with information that it reasonably requires in relation to the Asset Protection Scheme, HM Treasury has issued notices pursuant to Section 19 to the Group to compel the disclosure of information previously required to be delivered to the FSA to be made directly to HM Treasury. However, in complying with these disclosure obligations and providing such information to the FSA or directly to HM Treasury pursuant to Section 19, the Group may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the Covered Assets results in the Group breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. There can be no guarantee that future requests for information will not be made by the FSA, or by HM Treasury pursuant to Section 19, in the same manner. Requests made directly by HM Treasury pursuant to the terms of the APS, but not pursuant to Section 19, are likely to expose the Group to a greater risk of such suits or regulatory action. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or (in the case of criminal liability) be required to remove Covered Assets from the APS so as not to be required to disclose to HM Treasury, such information, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Where the Group discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes (see “Recent Developments—The APS: Principal Terms and Conditions—Management and governance of Covered Assets”). Such disclosures by HM Treasury may put the Group in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

RECENT DEVELOPMENTS

Settlement with Financial Services Authority in Relation to Breaches of the Money Laundering Regulations 2007

On August 3, 2010, the Group announced that it had reached a settlement with the FSA following the completion of an investigation into the Group’s compliance with UK anti-money laundering regulations. The Group will pay a fine of £5.6 million.

Liability Management Transactions

In April 2010, the Group announced (i) an invitation to holders of certain existing Upper Tier 2 debt securities of the Group to offer to exchange any or all of such securities for new senior unsecured notes of RBS and (ii) invitations to holders of certain existing preference shares, trust preferred securities and other tier one securities of the Group to tender such securities for purchase by RBSG and NatWest for cash (together the “Liability Management Transactions”). Settlement of the Liability Management Transactions occurred in May 2010 and generated an after-tax gain of approximately £1.25 billion, which increased the Group's Core Tier 1 capital by approximately 0.3%, and resulted in a reduction in the Group's Total Tier 1 capital of approximately 0.5%. As part of the Liability Management Transactions, RBS issued the equivalent of £1.75 billion of senior unsecured notes under its Euro Medium Term Note program.

State Aid

On December 14, 2009, the European Commission formally approved the Group’s participation in the APS, the issuance of £25.5 billion of B Shares to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares and the State Aid restructuring plan.

To comply with State Aid clearance, RBSG has agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG will also divest by the end of 2013 Global Merchant Services, subject to RBSG retaining up to 20% of each business within Global Merchant Services if required by the purchaser, and its interest in RBS Sempra Commodities, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers and certain mid-corporate customers across the United Kingdom. In order to implement these restructurings, various businesses and divisions within the Group are being re-organised, transferred or sold, or potentially merged with other businesses and divisions within the Group.

The Group has recently made the following announcements in relation to the sale of certain of its non-core assets and businesses:

•
On July 1, 2010, RBS Sempra Commodities completed the previously announced sale of its Metals, Oil and European Energy business lines. The Group and its joint venture partner, Sempra Energy, are engaged in an active sales process for the remaining North American Power and Gas and Sempra Energy Solutions business lines of RBS Sempra Commodities.

•
On August 4, 20010, the Group announced that it has agreed to sell 318 branches in England and Wales and Scotland and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration for the transaction will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business the Group has agreed to sell. The separation and transfer process is expected to take 12 to 18 months and the transaction is currently expected to be completed by December 2011 and is subject to regulatory, anti-trust and other conditions.
•
On August 6, 2010, the Group announced that it has agreed to sell a controlling 80.01% interest in Global Merchant Services to a consortium of Advent International and Bain Capital for an enterprise value of up to £2.025 billion. Approximately £1.7 billion will be received in cash on closing of the transaction and up to £200 million of contingent consideration is receivable if the returns realised by the consortium members exceed certain thresholds. The Group will retain a 19.99% shareholding in the new Global Merchant Services group and, as part of the agreement reached, the Group will continue to promote and refer the Global Merchant Services product suite as a valuable part of its offering to customers. As part of the transaction, transitional services agreements will be put in place to cover the period from legal completion to final separation. The sale is expected to complete in the fourth quarter of 2010 and is subject to certain conditions including approval by the European Commission, U.S. anti-trust authorities and other regulators.

Accession to the Asset Protection Scheme and issuance of £25.5 billion of B Shares and Dividend Access Share to HM Treasury

The UK Government currently holds approximately 68% of the issued ordinary share capital of RBSG.

On December 22, 2009, the Group entered into the APS and RBSG issued to HM Treasury £25.5 billion of B Shares and the Dividend Access Share. For further details of the APS, the issuance of the £25.5 billion of B Shares, the Dividend Access Share and the £8 billion Contingent B Shares, see “—The APS: Principal Terms and Conditions” and “—Principal Terms of Issue of the B Shares and the Dividend Access Share.”

Following the First Placing and Open Offer in December 2008, HM Treasury owned approximately 58% of the enlarged ordinary share capital of RBSG and £5 billion of non-cumulative sterling preference shares. In April 2009, RBSG issued new Ordinary Shares by way of the Second Placing and Open Offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement. The Second Placing and Open Offer was underwritten by HM Treasury.

On December 22, 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. This increased HM Treasury’s economic interest in RBSG to approximately 84% which was reduced to approximately 83% following completion of a conversion of certain preference shares into Ordinary Shares on March 31, 2010. The B Shares are convertible, at the option of the holder at any time, into Ordinary Shares. If the £8 billion Contingent B Shares were issued by RBSG to HM Treasury (which is subject to certain conditions being met), assuming no other dilutive issuances, HM Treasury’s economic interest in RBSG would increase further to approximately 85%. In addition, HM Treasury’s economic interest in RBSG would also increase if RBSG elects to issue B Shares to HM Treasury as a means of paying the annual fee due under the APS or the Contingent Subscription (both of which would require the consent of HM Treasury) or to fund dividend payments under the terms of the Dividend Access Share or the B Shares.

HM Treasury has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued Ordinary Shares. Furthermore, HM Treasury has agreed that it shall not be entitled to vote in respect of the B Shares or the Dividend Access Share held by it to the extent that votes cast on such shares, together with any other votes which HM Treasury is entitled to cast in respect of any other shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution proposed at a general meeting of RBSG.

Relationship with RBSG’s Major Shareholder

The United Kingdom Government’s shareholding in RBSG is currently held by the Solicitor for the Affairs of HM Treasury as nominee for HM Treasury and managed by UKFI, a company wholly owned by HM Treasury. The relationship between HM Treasury and UKFI, and between UKFI and Government investee banks is set out in the UKFI Framework Document and Investment Mandate, agreed between HM Treasury and UKFI.

The Framework Document sets out UKFI’s overarching objective, to “develop and execute an investment strategy for disposing of the investments in an orderly and active way through sale, redemption, buy-back or other means within the context of an overarching objective of protecting and creating value for the taxpayer as shareholder, paying due regard to the maintenance of financial stability and to acting in a way that promotes competition.”

It states that UKFI will operate “on a commercial basis and at arm’s length from Government” and will manage the United Kingdom financial institutions in which HM Treasury holds an interest “on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies.” HM Treasury expects UKFI to act in the same way as any other engaged institutional shareholder would. The UKFI Investment Mandate states that it will “follow best institutional shareholder practice. This includes compliance with the Institutional Shareholders’ Committee’s Statement of Principles together with any developments to best institutional shareholder practice arising from recommendations or guidance contained in the Walker Review or elsewhere.”

The Group has made a commitment to HM Treasury in connection with its accession to the APS to comply with the FSA Remuneration Code. These rules came into force on  January 1, 2010 and are in line with the agreement reached by the G-20, setting global standards for the implementation of the Financial Stability Board’s remuneration principles. The FSA has announced its intention to revise its Remuneration Code in light of the Financial Services Act 2010 and the Capital Requirements Directive III. The new Code will come into effect on January 1, 2011. The Group agreed that it will be at the leading edge of implementing the G-20 principles. Separate to the shareholding relationship, RBSG has a number of relationships with the United Kingdom Government arising out of the Government’s provision of support.

As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations. For further details see the risk factor headed “As a condition to HM Treasury support, RBSG has agreed to certain undertakings which may serve to limit the Group’s operations” in the section headed “Risk Factors” above. Certain other considerations relating to RBSG’s relationship with HM Treasury and UKFI are set out in the risk factors headed “HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group” and “The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations”. Other than in relation to these areas, however, UKFI's governance documents state that the United Kingdom Government‘s intention is to allow the financial institutions in which it holds an interest to operate their business independently. No member of the Board represents or acts on the instructions of UKFI or HM Treasury. There is no further arrangement with UKFI in this regard, beyond usual shareholder rights, and no such arrangements with any other shareholder.

As a result of the United Kingdom Government’s holding, the United Kingdom Government and United Kingdom Government-controlled bodies became related parties of the Group. In the normal course of business the Group enters into transactions with many of these bodies on an arm’s length basis.

The Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the Group, or any such transaction that is unusual in its nature or conditions. To the Group's knowledge, the Group is not a party to any transaction with the United Kingdom Government or any United Kingdom Government-controlled body involving goods or services which is material to the United Kingdom Government or any United Kingdom Government-controlled body. However, given the nature and extent of the United Kingdom Government-controlled bodies, the Group may not know whether a transaction is material for such a party.

Any outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, were made on an arm's length basis and (A) such loans were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectability or present other unfavourable features. The Group notes, however, that with respect to outstanding loans made by the Group to or for the benefit of the United Kingdom Government or any United Kingdom Government-controlled body, there may not exist any comparable transactions with other persons.

The APS: Principal Terms and Conditions

On February 26, 2009, RBSG confirmed its intended participation in the APS through RBS. Following RBS’s accession to and participation in the APS, which was finalized in December 2009, HM Treasury provides RBS with protection against certain credit losses in relation to certain assets of RBS and certain members of the Group in return for an annual fee (see “—Fees and costs”).

The global and UK economic conditions which first manifested themselves in August 2007 and which brought volatility and disruption to the capital and credit markets, led both to the UK Government taking unprecedented action to support the stability of the financial system and to a unique level of exposure experienced by the Group. It is against this background that HM Treasury offered protection under the APS to certain authorized deposit-taking institutions including RBS. Consequently, the terms and conditions of the APS, as well as its size and structure and the allocation of risks and burdens, are in many respects not comparable with other forms of protection customarily available in the wholesale credit markets.

Set out below is a summary of the principal terms and conditions of the Scheme Documents.

Legal and accounting structure of the APS

The Scheme Conditions set out the terms under which protection is provided in respect of the Covered Assets. The protection provided by the APS does not fall into traditional legal classifications, but it has a number of material aspects akin to those under a guarantee. It is intended, however, to be accounted for as a credit derivative for all of the Covered Assets irrespective of the individual accounting treatment of those Covered Assets.

The Accession Agreement contains provisions specific to RBS and the Covered Assets.

APS amount

Protection under the APS is, subject to the various requirements specified below, provided in respect of the Covered Assets on RBSG’s consolidated balance sheet as at December 31, 2008 with an aggregate covered amount of £282.0 billion comprising on balance sheet carrying value of £198.8 billion; provisions and write downs of £21.3 billion; and undrawn commitments and other adjustments of £61.9 billion.

This protection is subject to a “first loss” amount to be borne by RBS (see “—First loss and the 90%/10% split”) and thereafter a further 10% of losses will also continue to be borne by RBS.

Covered Assets

The Covered Assets include assets which fall into the following asset classes (the “Covered Asset Classes”):

(i)	Residential Mortgage;

(ii)	Consumer Finance;

(iii)	Bond;

(iv)	Loan;

(v)	Lease Finance;

(vi)	Project Finance;

(vii)	Leveraged Finance;

(viii)	Commercial Real Estate Finance;

(ix)	Structured Finance; and

(x)	Derivative (including contracts documented under, or deemed to be subject to, ISDA or other master agreements or single or multiple derivative transaction agreements).

Overview of Scheme Rules

Scheme Principles

The Scheme Conditions contain a set of overriding general principles (the “Scheme Principles”) which overlay the detailed terms and conditions of the Scheme Conditions.

Eligibility of Covered Assets

In order for the Covered Assets specified above to be covered and to continue to be covered by the APS, a Covered Asset must at all times satisfy, prior to any Trigger (see “—Triggers” below), the following asset eligibility criteria:

(i)
the Covered Asset was and continues to be economically owned by one or more Covered Entities (see “—Scope—Covered Entities” below) from and including December 31, 2008 until a Trigger occurs. “Economically owned” means that either (a) broadly, the Covered Entity legally and beneficially owns the Covered Asset; or (b) the Covered Asset is subject to certain permitted arrangements where the Covered Entity continues to retain all or substantially all of the economic exposure to that Covered Asset and, in each case, the Covered Entity is able to control, directly or indirectly, the management and administration of the Covered Asset save to the extent that rights, responsibilities, duties or obligations in connection with the management and administration of the Covered Asset are or have been (and continue to be) transferred in accordance with the Scheme Conditions. Permitted arrangements include certain security interests, repurchase agreements, stock loans, assets swaps and certain securitizations and conduit arrangements. Generally, where a Covered Asset is subject to a permitted arrangement, the Covered Asset must (at RBS’s cost) be released and discharged from such arrangements and any security interest released within a specified time after the occurrence of a Trigger in respect of that Covered Asset (subject to certain limited exceptions). Failure to do so may result in a Covered Asset ceasing to be covered by the APS; and

(ii)
the Covered Asset was and continues to be included in RBSG’s audited consolidated balance sheet (including, in the case of contingent liabilities, where appearing as a note to RBSG’s financial statements) from and including December 31, 2008 until a Trigger occurs.

In addition certain derivative and structured finance assets were included in the APS which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements specified in the Scheme Documents.  RBS and HM Treasury have reached agreement in principle on all major eligibility issues under the Scheme Documents. During the six months ended June 30, 2010, the Group initiated the withdrawal of £2.9 billion of derivative assets from the Scheme, the status of which had been the subject of a difference of opinion between RBS and HM Treasury.  These withdrawals have since been agreed in principle with HM Treasury. The eligibility requirement issues and withdrawals from the Scheme remain subject to the agreement of final legal documentation between RBS and HM Treasury, which is expected to be in the third quarter of 2010.

Permitted amendments and refinancing

The APS generally permits any agreement or instrument relating to an asset or exposure comprising a Covered Asset to be amended, and (except in the case of Derivatives), novated or replaced. However, a Covered Asset will cease to be covered (and, therefore, no losses or recoveries will be recognised under the APS) where, on or after December 31, 2008 any amendment or replacement on or before a Trigger occurs or has occurred in respect of that Covered Asset which breaches certain asset continuity requirements designed to ensure that the original asset is not effectively substituted for another asset or changed so as effectively to become a new asset. These requirements include certain obligor continuity requirements (with limited exceptions in relation to, for example, obligors within the same group provided that there is no increase in the expected loss) and are also designed to ensure the preservation of potential recoveries under certain specified Closely Related Hedges (as defined below) identified as such by RBSG in the initial data which the Scheme Conditions provide should be hedging arrangements in respect of Covered Assets in existence as at December 31, 2008 which are recorded in the credit risk management, credit line, trading line or equivalent system of any member of the Group as a reduction in the credit risk or increase in the credit line to any obligor with respect to that Covered Asset (“Closely Related Hedges”). It should also be noted that:

(i)	the cover under the APS for a Covered Asset whose maturity has been extended is limited (see “—Rollovers” below);

(ii)
(a) the disposal of part of a Covered Asset before a Trigger is subject to certain limitations the breach of which may result in the whole of the Covered Asset ceasing to be covered by the APS (see “—Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS” below) and (b) certain conduct, such as a partial or complete disposal of a Covered Asset following the occurrence of a Trigger is subject to certain approval requirements (see “—Asset management conditions” below); and

(iii)
the protection provided by the APS is generally capped by the lower of (a) the amount specified for each Covered Asset in the agreed initial data and (b) the maximum exposure a Covered Entity has to that Covered Asset based on the terms and conditions of that Covered Asset as at December 31, 2008 (see “—Loss” below).

In addition, the APS does not expressly provide for novations of transactions forming all or part of a Derivative Covered Asset Class and protection may therefore be lost or reduced where derivative transactions are novated from one Covered Entity to another or in connection with a restructuring (other than a restructuring which constitutes a Trigger).

Scope-Covered Entities

Protection under the APS will be provided to RBS directly, although it will extend to Covered Assets held by Covered Entities other than RBS. These Covered Entities include a number of wholly owned subsidiaries of RBSG, the most significant of which are NatWest and the Ulster Bank group, as well as assets held by RBSG’s interests in  RBS N.V. RBS has, in respect of RBS N.V., entered into an agreement (to which HM Treasury is not a party) to ensure that RBS N.V. receives the desired regulatory treatment and to obtain comfort from RBS N.V. that it will facilitate RBS complying with certain of its obligations to HM Treasury as regards the Covered Assets of approximately £48 billion at December 31, 2008 held by RBS N.V. and its wholly owned subsidiaries.

However, RBS N.V. has not obtained regulatory pre-approval from the Dutch Central Bank for RBS N.V. to permit HM Treasury to appoint one or more step-in manager (see “—Step-in rights” below) in relation to the management and administration of Covered Assets held by RBS N.V. or its wholly owned subsidiaries. Accordingly, if HM Treasury seeks to exercise such step-in rights in respect of Covered Assets held by RBS N.V. or its wholly owned subsidiaries, RBS N.V. will in certain circumstances need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will fall no earlier than 10 Business Days after the notice from HM Treasury) on which the step-in rights must be effective, RBS will need to consider whether other options are open to it to effect compliance with the step-in notice. If this does not prove possible (at all, or because the costs involved prove prohibitive), the affected Covered Assets would need to be withdrawn from the APS where permissible under the Scheme Conditions (see “—Asset withdrawal rights and termination rights” below) or otherwise with HM Treasury consent. If RBS cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS (see “—Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS” below), and/or RBS may be liable under its indemnity to HM Treasury.

Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

Duration of the APS for each Covered Asset

The duration of the cover under the APS for each Covered Asset is generally expected to be for the remaining maturity of that Covered Asset.

Triggers

Under the Scheme Conditions, HM Treasury is liable (subject to the terms and conditions of the Scheme Conditions and, in particular, as described further below with respect to Covered Assets in the Derivatives, Consumer Finance and Residential Mortgages Covered Asset Classes) to make payments in respect of Covered Assets in respect of which a trigger occurs (which assets will, following a Trigger, become Triggered Assets). The date of the first Trigger to occur will be the “Trigger Date.”

(i)	A failure to pay Trigger:

(a)	is defined as a failure (or, in the case of certain structured Covered Assets, an implied failure) by an obligor to make payments when due under the terms of the relevant Covered Asset; and

(b)
will only occur at the end of an applicable grace period specified in the Scheme Conditions. The grace periods differ for each asset class: 30 days in the case of, for example, bonds and 270 days in the case of, for example, loans.

(ii)	A bankruptcy Trigger will occur:

(a)	where one of certain specified bankruptcy, insolvency or similar events or proceedings occurs in respect of all obligors who are liable for all of the payment obligations under a Covered Asset; or

(b)
upon a secured party in respect of an obligor taking possession of or legal process against any of the obligor’s assets in connection with the enforcement of security relating to the relevant Covered Asset.

(iii)
A restructuring Trigger is defined as including a reduction in or deferral of principal or interest, a change in priority, ranking or a release or discharge of security, provided that an individual asset level accounting impairment has been or is, at the time or as a result of the applicable restructuring event, recorded against the value of the relevant Covered Asset in the consolidated accounting balance sheet of RBS (a “Specific Impairment”). Periodic individual impairment assessments and calculations are expressly required by the Scheme Documents in respect of all Covered Assets with a covered amount (see “—Loss” below) of over £1 million (or its equivalent) other than (i) assets within the Consumer Finance Covered Asset Class which are managed on a “blind basis” (see “—Asset management conditions”). For these assets periodic individual impairment assessments and calculations are required where the assets have a covered amount (see “—Loss” below) of £10 million; and (ii) assets within the Residential mortgage Covered Asset Class.

Neither (i) a failure to pay or bankruptcy which was remedied or waived on or before December 31, 2008, nor (ii) a restructuring which occurred on or before December 31, 2008, are Triggers under the APS.

The three Triggers set out above apply to all Covered Assets other than:

(i)	Derivatives. The only Triggers applicable to Derivatives under the Scheme Conditions are:

(a)
a failure to pay when due an amount payable to the Covered Entity in respect of an early termination date reflecting the value of the transaction(s) terminated and other unpaid amounts, subject to a grace period of 30 days; and

(b)
a restructuring Trigger, however, the applicable restructuring events for Derivatives include a reduction in the early termination amount, termination (in whole or in part) to one or more transactions where the amount payable in respect of such termination is less than the amount that would otherwise have been the early termination amount if the transactions had terminated on an early termination date, amendment to one or more transactions where scheduled payments are reduced and there is a related forgiveness of value, a postponement or deferral of any scheduled payment or the early termination amount or a change in the priority, ranking or a release or discharge of security, provided that in each case an individual asset level accounting impairment (as described in sub-paragraph (iii) above for a general restructuring Trigger) has been or is, at the time or as a result of the applicable restructuring event, recorded against the value of the relevant Covered Asset in the consolidated accounting balance sheet of RBSG and provided that the amount of loss in respect of that Covered Asset which arises as a result of such a Trigger would not exceed £10 million. If it would exceed £10 million, a restructuring Trigger will only occur if HM Treasury in its sole discretion agrees to specify such Trigger.

(ii)
Consumer finance and residential mortgages. The failure to pay Trigger will apply to these assets. However, (a) the restructuring Trigger only applies (as explained above) where specific asset impairments are made, and, in practice, this will generally not occur in respect of these assets and (b) subparagraph (a) of the bankruptcy Trigger is replaced for these Covered Assets with a bankruptcy Trigger which will occur when such Covered Asset is recorded as written off in the systems of the Covered Entity in accordance with its ordinary business practices and the accounts closed.

First loss and the 90%/10% split

RBS will bear a “first loss” amount in respect of the Covered Assets. The first loss amount will be an aggregate amount of £60 billion.

When the aggregate of all losses (see “—Loss” below) in respect of the pool of Covered Assets exceeds the aggregate of all recoveries (see “—Recoveries” below) in respect of the Covered Assets, by an amount greater than the first loss amount, HM Treasury will bear 90% of that excess. The remaining 10% of that excess is for the account of RBS.

Where the first loss amount has been exceeded in this manner, this position may later be reversed (i.e., where at any time the first loss amount is greater than the excess of aggregate losses over aggregate recoveries) and at any time this occurs, RBS will bear all losses until such first loss amount has again been exceeded.

Loss

The losses in respect of a Covered Asset protected by the APS are capped at the lesser of the outstanding amount and the covered amount for that Covered Asset, each as determined either on the Trigger Date (see subparagraph (i) below in respect of calculating the covered amount this may in some circumstances refer back to an earlier date, such as the first failure to pay under the agreement) or thereafter (see subparagraph (ii) below).

(i)	Trigger Date losses

The outstanding amount for each Covered Asset (except Derivatives) will be an amount equal to the aggregate outstanding principal amount (if any) of that Covered Asset on the Trigger Date (after taking into account any reduction on that date). It excludes interest, fees, premium or any other non-principal sum which has accrued or is payable in respect of that Covered Asset save to the extent it was capitalized on or before December 31, 2008 or, capitalized in respect of an overdraft. Where a Covered Asset is an exposure such as a committed undrawn facility, undrawn overdraft facility, letter of credit or guarantee (a “Covered Liability”), the outstanding amount will be broadly the amount paid or amounts drawn in respect of that liability by the relevant Covered Entity and not reimbursed at the time of the Trigger.

In respect of Derivatives, the outstanding amount is the lower of (i) the relevant amount (if any) payable to the relevant Covered Entity in respect of an early termination date reflecting the value of the transaction(s) which was terminated and other unpaid amounts and (ii) such amount recalculated disregarding any transactions entered into after December 31, 2008. The outstanding amount of a Derivative is reduced to take account of collateral, by subtracting an amount reflecting a proportion of the cash recoveries under the Derivative (see “—Recoveries” below).

The covered amount for all Covered Assets other than derivatives, consumer finance assets, Extended Protection Assets (as defined in subparagraph (ii)(b) below) and certain assets which have become subject to a rollover (see “—Rollovers” below) is the lesser of (i) the maximum exposure a Covered Entity is committed to have (i.e. including contingent exposures) on any day in respect of that Covered Asset based on its terms as at December 31, 2008 and subject to any actual reduction in that maximum exposure at any time up until a Trigger occurs (so that the covered amount will not go back up again should a reduced exposure be subsequently reinstated or increased); if, following the notification to HM Treasury of a loss in respect of a Covered Asset there is no reasonable evidence to establish this exposure, the covered amount will be zero; and (ii) the amount specified by RBSG in the agreed initial data for that Covered Asset (see “—Monitoring and reporting conditions” below).

In addition in respect of Derivatives, the covered amount is, subject to the Data Field Rules, based on the mark-to-market value of such Derivative as at December 31, 2008 plus, in respect of certain specified Derivatives only, an additional buffer amount.

(ii)	Post Trigger Date losses

Further losses may arise after the Trigger Date in respect of:

(a)
amounts paid (and not reimbursed) by a Covered Entity in respect of Covered Liabilities. Such loss is also capped at the lesser of the relevant outstanding amount and the covered amount. The covered amount concept is adjusted for these assets or exposures for technical reasons but in particular to ensure any loss already claimed on the Trigger Date is taken into account and also to take account of principal amounts repaid which are capable of being redrawn; and

(b)	certain assets which HM Treasury have elected will be protected by the APS (which otherwise would not have been so protected) (“Extended Protection Assets”).

For the position in respect of consumer finance assets more generally, see “—Consumer Finance Assets” below. For the position in respect of Covered Assets eligible for rollovers, see “—Rollovers” below.

Recoveries

90% of the recoveries on a Triggered Asset are to be applied to reduce the loss payable by HM Treasury on all Triggered Assets. Recoveries are to be applied at a portfolio level rather than in respect of the loss for the specific Triggered Asset for which the relevant recovery has been received. This will have the effect that, amongst other things, if recoveries received in respect of a Triggered Asset exceed the loss payable by HM Treasury on that Triggered Asset, the excess recoveries will be applied to reduce the losses on other Triggered Assets. The remaining 10% of recoveries is for the account of RBS.

The concept of recoveries is different from the concept of losses covered by the APS. Whereas losses are effectively limited to principal, recoveries include any of the amounts set out in sub-paragraphs (i) to (vii) below. In addition, any such recoveries are not capped by losses covered by the APS in respect of a Covered Asset, they may also extend to recoveries on certain assets not covered by the APS, namely (a) any Closely Related Hedge, and (b) any share, equity security or equity interest or any asset or exposure that ranks junior to the relevant Triggered Asset in respect of which one or more of the counterparties (or its group members) is also an obligor in respect of that Triggered Asset (a “Related Junior Asset”) (excluding any publicly traded securities managed and administered by a market-making desk of a Group member which is unaware that the asset is related to a Covered Asset and where there is an information barrier (which is required by applicable law) in place between that desk and the personnel who manage and administer the Covered Asset or any non-cash realization in respect of that asset). Recoveries include:

(i)	any payment received whether in respect of interest, principal, dividends or other amounts;

(ii)	any reduction in or discharge of obligations as a result of set off, netting or other substantially similar arrangements;

(iii)	any non-cash asset received and all recoveries with respect to each non-cash asset;

(iv)
the proceeds of: any sale, assignment, transfer or other disposal of any interest in a Covered Asset, any Non-Cash Realization, any Related Junior Asset; any undertaking which holds or economically owns a Triggered Asset, Non-Cash Realization or Related Junior Asset (or has a right, interest or benefit, whether direct or indirect in or with respect thereto) ceasing to be a consolidated entity; any insurance claim; any recovery under a protection scheme; any claim against any person including for negligence or breach of warranty; an indemnity claim; in respect of an asset within the Consumer Finance or Residential Mortgage Covered Asset Classes, any related loan or mortgage payment protection insurance policy or rebate which must be accounted for to any obligor in connection with any such insurance if all outstanding amounts had been repaid (“Relevant Protection Policy”) or rebates in connection with any payment protection insurance policy; and any refunds or payments received in respect of tax credits or VAT, etc.;

(v)	any amount received following the enforcement of any security or other benefit arising from security;

(vi)
any reduction (including expected further reduction) in any amount that would otherwise have been payable by any applicable entity in respect of a Closely Related Hedge which is a credit-linked note; and

(vii)	any fee received acting as agent, security trustee, servicer, manager or administrator.

Non-cash recoveries will generally only be applied to reduce the loss payable by HM Treasury on Triggered Assets after they have been converted into cash receipts. However, there are exceptions to this such as the deemed cash recoveries in respect of sub-paragraph (vi) above. In addition, if RBS fails to deliver a conflicts certificate pursuant to the requirements of the Scheme Conditions with respect to a Covered Asset (see “—Monitoring and reporting conditions” below), HM Treasury will be entitled to determine that a recovery has been made in respect of that Covered Asset with an amount corresponding to the excess benefits (as determined by HM Treasury) received by the Group with respect to any arrangement not being commercially fair, reasonable and on arm’s length terms. Recoveries include recoveries received by an “applicable entity” which includes a member of the Group and any entity with whom a Covered Entity has entered into a permitted arrangement and which owns the relevant Covered Asset. RBSG takes the risk of such entity failing to pass on any such recoveries.

Certain limited third-party recovery expenses paid by a member of the Group or another applicable entity in respect of recoveries will be deducted from the recoveries for which such expenses are incurred, if:

(i)
they are, amongst other requirements set out in the Scheme Conditions, proportionate, properly and reasonably incurred in good faith and directly associated with the corresponding recoveries and not a consequence of outsourcing arrangements which was or could otherwise have been performed by the Group as at December 31, 2008; or

(ii)	approved by HM Treasury in writing.

As the concept of recoveries is linked to the Covered Assets and not the loss suffered on them, this may mean that the amounts included as recoveries have been received either in respect of a loss not covered by the APS or in respect of other obligations, for example, payments of fees to a member of the Group in its capacity as facility agent. This possibility is increased where the recoveries to be applied include recoveries received prior to the Trigger Date. This includes the following situations:

(i)	cash amounts recovered in respect of a restructuring Trigger whether before or after the restructuring, will be applied as recoveries;

(ii)	cash amounts received on or after a potential breach which leads to a Trigger in respect of any Related Junior Asset in respect of that Triggered Asset; and

(iii)
all cash amounts received (whether before or after a Trigger) in respect of: Closely Related Hedges; any assets transferred to a Covered Entity under any credit support annex or similar title transfer arrangement in respect of Derivatives; any insurance claim; any claim under another protection scheme; any claim against any person including a claim for negligence or breach of warranty; an indemnity claim; or any Relevant Protection Policy proceeds or rebates in connection with any payment protection insurance policy, etc.

In respect of Derivatives, only a specified proportion of receipts in respect of the relevant asset are treated as recoveries. The specified proportion is the lower of 100% and a fraction equal to the early termination amount under the relevant derivative agreement (calculated ignoring any transaction entered into after December 31, 2008) divided by the early termination amount (calculated taking into account any such transaction(s)). Where a cash recovery in respect of a Derivative arises before the Trigger Date, the specified proportion of the cash recovery is applied to reduce the outstanding amount (and therefore the loss) of the relevant Derivative. Where a cash recovery arises on or after the Trigger Date, the specified proportion of the cash recovery is applied in the usual way through the Pending Account as described below (see “—Calculation of payment from HM Treasury” below). If the Trigger in respect of a Derivative was a restructuring Trigger which does not result in the termination of all transactions under the relevant derivative agreement, the mid-market value of any transaction which remains outstanding after the restructuring Trigger is deemed to be a cash recovery.

Calculation of payment from HM Treasury

The Scheme Conditions provide for the preparation of various accounts to determine amounts paid or payable under the APS.

At the end of each calendar quarter, a single net amount will be added to the balance of an account established by HM Treasury (the “Pending Account”). This net amount will broadly be equal to (i) 90% of cumulative losses in that quarter in excess of the first loss amount less (ii) 90% of cumulative recoveries received on the Triggered Assets in that quarter (such net amount being the “Quarterly Payable”). Interest will accrue on the balance of the Pending Account at the

“Sterling General Collateral Repo Rate,” as displayed on the Bloomberg service, or such rate as may be notified by HM Treasury from time to time. If the balance of the Pending Account as of the first day of a quarter is greater than zero (the “Positive Balance”) and the balance of the Pending Account has been greater than zero throughout the immediately preceding eight quarters, HM Treasury shall pay to RBS an amount equal to the lesser of (i) any positive excess of the Positive Balance over the sum of the Quarterly Payables for the eight preceding quarters and (ii) the Positive Balance, plus accrued interest.

The rules for the operation of these accounts have the effect (amongst other things) that:

(i)	there is at least a two-year delay between RBSG suffering a loss in respect of a Covered Asset and RBSG receiving a loss compensation payment from HM Treasury;

(ii)
the pending payment from HM Treasury will be subject to (a) reduction by an amount (if any) by which 90% of recoveries received on all Triggered Assets exceed 90% of losses in the intervening eight quarters from the occurrence of a loss under the APS and (b) a requirement that 90% of total applicable recoveries to date do not exceed 90% of total applicable losses to date; and

(iii)
if the Pending Account is negative at any time, RBS will be required to make an immediate payment to HM Treasury (subject to a cap equal to (a) the aggregate amounts paid or payable by HM Treasury from the date of RBS’s accession to and participation in the APS until the relevant quarter minus (b) the amount payable by RBS in that quarter).

If a Quarterly Statement (as described in “—Monitoring and reporting conditions” below) notifies (i) a correction or adjustment which increases the amount of the losses or reduces the amount of the recoveries for a quarter which ended more than one year before the date of that Quarterly Statement, or (ii) an adjustment relating to an amount which becomes repayable as a result of applicable law, and such adjustment relates to a quarter and the applicable repayment was made in a quarter which ended more than one year before the date of that Quarterly Statement, or (iii) in the case of an adjustment arising as a result of the retrospective effect of a notice from HM Treasury to RBSG stating that specified unprotected assets or a specified part of specified unprotected assets will be protected under the APS (an “Extended Protection Notice”), and such adjustment relates to a quarter and the Extended Protection Notice became effective in a quarter which ended more than one year before the date of that Quarterly Statement, in each case, such correction or adjustment will be disregarded for the purpose of calculating any payment due from HM Treasury.

It is possible that, in particular where a Triggered Asset rehabilitates (that is, either all or substantially all of the amounts payable in respect of that Triggered Asset are paid to the relevant Covered Entity by the obligor), the relevant Covered Entity may have recovered a higher amount in respect of that Triggered Asset were it not included in the APS, because of (amongst other things) the requirement to account to HM Treasury for 90% of recoveries after the occurrence of a Trigger. This outcome may be avoided, however: (i) in respect of a failure to pay a Trigger, if the initial failure to pay is remedied within the applicable grace period; and (ii) in respect of a restructuring or bankruptcy Trigger, by the exercise of the withdrawal rights set out in “—Asset withdrawal rights and termination rights” below.

Hedging

Subject to certain exceptions, RBS is able to hedge the exposure to the remaining 10% of risk provided that, once the first loss amount has been exceeded and following the occurrence of a Trigger, RBS will retain a fully unhedged exposure to its right to 10% of recoveries in respect of such risk.

Valuations of non-sterling losses and recoveries

Each Covered Asset is protected under the APS until the Trigger Date (or such other date on which the loss is calculated) in the currency specified by RBS in the initial data (see “—Monitoring and reporting conditions” below), usually the base repayment currency under the terms of that Covered Asset in effect as at December 31, 2008.

Following a Trigger Date (or any subsequent date on which a loss amount may be claimed under the APS), the loss in respect of a Covered Asset is converted to sterling in accordance with the Scheme Conditions. Any recovery in respect of a loss is also converted into sterling on the date of its recovery under the Scheme Conditions.

These conversion mechanics give rise to the possibility of some currency mismatches in respect of the protection provided by the APS and RBSG’s exposure to the underlying asset. This may occur in particular as a consequence of errors in specifying the correct currency in the initial data, or where RBS has an exposure to any currencies other than the specified base currency at any time during the life of the underlying asset.

Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS

A Covered Asset will cease to be covered by the APS if:

(i)
a Covered Asset which satisfied the asset eligibility criteria (see “—Eligibility of Covered Assets” above) at the outset of the APS subsequently fails to satisfy those criteria at any time prior to a Trigger;

(ii)
an amendment or replacement of any agreement or instrument relating to an asset or exposure comprising a Covered Asset breaches certain asset continuity requirements (see “—Permitted amendments and refinancing” above);

(iii)
there are errors in the initial data and, as a result of corrections proposed by RBS to be made to such initial data, it is no longer possible to identify the asset or exposure RBS intended to be included in the APS;

(iv)
there is a notification in a Quarterly Statement (see “—Monitoring and reporting conditions” below) of a Trigger Date, relating to a quarter which ended more than one year before the date of that Quarterly Statement;

(v)
there is a relevant event of default. An event of default may occur if RBS breaches any of a number of specified obligations under the Scheme Conditions. These obligations mostly relate to RBS’s compliance with the asset management, information and reporting conditions, including: not to modify the asset management framework, the conflicts management policy or the credit aggregation policy (see “—Asset management conditions” below) without HM Treasury’s approval; not to transfer responsibilities, rights, duties or obligations, create security or undertake other specified prohibited conduct (see “—Asset management conditions” below) in connection with any Covered Asset without certain internal or HM Treasury’s approval; to comply with various aspects of the remuneration conditions; to produce and deliver Quarterly Statements in accordance with the Scheme Conditions; to notify, subject to certain conditions, HM Treasury of proposed corrections to information provided by RBS in any initial data in respect of a Covered Asset; to deliver to HM Treasury accurate data in respect of Covered Assets post-accession at pre-agreed date(s); and to comply with the instructions of a step-in manager (see “—Step-in rights” below). These obligations also include RBS’s obligations to make the payment described in paragraph (iii) in

Recoveries and Calculation of payment from HM Treasury above and to pay any indemnity amounts due to HM Treasury or any of its representatives (see “—Indemnities” below). If RBS fails to comply with any specified obligation, HM Treasury has the right, subject to certain conditions, to suspend the payment of an amount due from HM Treasury (all payments still being due from RBSG), in respect of relevant Covered Assets (or, if the specified obligation relates to all Covered Assets, all Covered Assets), provided that if the relevant breach is specified to be remediable, such suspension will cease if remedied within 60 Business Days (or 120 Business Days, in the case of data submitted in respect of Covered Assets post-accession in accordance with pre-agreed timing and frequency requirements (see “—Monitoring and reporting conditions” below) but which were not accurate. If such breach has not been remedied by RBS or waived by HM Treasury within 60 Business Days (or 120 Business Days as applicable HM Treasury shall remove such Covered Assets from the APS (or if the specified obligation relates to all Covered Assets, all Covered Assets);

(vi)	any material or systematic criminal conduct on the part of RBSG or any of its representatives occurs which affects or relates to a Covered Asset; or

(vii)
certain of the jurisdictions where Covered Assets are held impose criminal penalties for breach of banking secrecy or data protection laws. Various defences and exceptions are available under the relevant laws. In relation to up to approximately £5 billion of the Covered Assets held in certain of these jurisdictions if certain information is disclosed to HM Treasury or any of its representatives pursuant to the APS these laws may be breached and RBSG has not yet agreed with HM Treasury satisfactory mechanisms for ensuring that it can make disclosure of information to HM Treasury and its representatives in all circumstances in which disclosure may be required under the APS. HM Treasury and RBSG have agreed that they will work together in good faith in respect of any information requests HM Treasury or its representative considers necessary or desirable in respect of any such Covered Asset, to ensure that such information can be provided without any breach of such laws. However, if no such agreement can be reached, HM Treasury may require the withdrawal of any such Covered Asset or RBSG itself may consider it necessary to withdraw any such Covered Asset. If this occurs, the Covered Asset would cease to be covered by the APS and retrospective adjustments may be made for the repayment of any losses reimbursed by HM Treasury or the repayment of any recoveries paid by RBS.

In addition, if a Covered Asset is disposed of in whole or in part prior to a Trigger, the disposed part of that Covered Asset (or where a partial disposal does not meet certain criteria, the whole of the Covered Asset including that part which has not been disposed) will cease to be covered by the APS and no protection will extend to any loss associated with that part of the Covered Asset.

If RBSG has included Covered Assets comprising the same asset or exposure in the APS, the duplicated part of the Covered Assets shall be eliminated from the APS on terms to be agreed between RBS and HM Treasury. In the absence of agreement, HM Treasury shall determine the terms of changes which may have a retrospective effect and result in adjustments to the payments made as described in Calculation of payment from HM Treasury above.

If a Covered Asset (including a Triggered Asset) ceases to be covered by the APS as a result of the circumstances described above, HM Treasury is no longer obliged to reimburse RBS for any (past or future) losses in respect of that Covered Asset. In the case of a Triggered Asset ceasing to be covered by the APS, retrospective adjustments will be made for the repayment of any losses reimbursed by HM Treasury or the repayment of any recoveries paid by RBS.

Fees and costs

During the life of the APS, RBS will pay a non-refundable annual fee (payable in advance) of £700 million per annum for the first three years of the APS and £500 million per annum until the earlier of (i) the date of termination of the APS and (ii) December 31, 2099 (see “—Asset withdrawal rights and termination rights” below). The annual fee can, subject to HM Treasury consent, be paid wholly or partly by means of the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or funded by the issuance of additional B Shares to HM Treasury.

There will be no rebate of any part of any annual fee regardless of any withdrawal of Covered Assets or termination of the APS unless agreed by HM Treasury at the time of the withdrawal or termination. RBSG will bear its own costs in connection with its accession to, and participation in, the APS. It will also bear HM Treasury’s costs (including employment costs) in relation to the establishment and ongoing management and administration of the APS. This includes £45 million of costs which have been incurred or are expected to be incurred up to December 31, 2009. It also includes any costs associated with HM Treasury carrying out its duties and obligations or exercising its rights and powers in connection with the State Aid Commitment Deed (as defined below).

Tax Loss Waiver

Under the Tax Loss Waiver, subject to HM Treasury consent, RBSG has the option to pay the annual fee in respect of both the APS and the Contingent Subscription, and the exit fee payable in connection with any termination of the Group’s participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), in whole or in part, by waiving the entitlement of members of the Group to certain UK tax reliefs. The tax reliefs in question are, broadly, those which are taken into account as deferred tax assets in the Annual Report and Accounts and future tax reliefs which would so qualify to be taken into account in future financial statements of the Group before the relevant fee is payable. In addition to requiring HM Treasury consent, the use of tax reliefs to pay the above fees is subject to certain conditions including verification of the tax reliefs by HMRC.

The Tax Loss Waiver contains provisions designed approximately to value the tax reliefs which are being waived. In calculating the value of those tax reliefs, the Tax Loss Waiver requires the tax reliefs being waived to be subject to a discounting factor to reflect their present value (with a minimum rate of 20%) and takes into account any difference in the tax treatments of the waiver and the fee which would otherwise have been payable in cash.

The Tax Loss Waiver contains undertakings designed to prevent the Group from engaging in arrangements which have a main purpose of reducing the net cost to the Group of any waiver of tax reliefs pursuant to the Tax Loss Waiver.

Asset withdrawal rights and termination rights

RBS has the right to withdraw from the APS permanently all or a consistent proportion of all the constituent parts of a non-Triggered Asset (failure to dispose of such a consistent portion will result in the whole of the Covered Asset ceasing to be covered by the APS). In respect of a Triggered Asset where the relevant Trigger is a restructuring or bankruptcy Trigger, RBS also has the right to withdraw permanently all of that Triggered Asset within one year after the date of the occurrence of that Trigger. If RBS were to exercise this right (including where that leads to the withdrawal of all or the bulk of the Covered Assets from the APS), the remaining provisions of the Scheme Documents (including the information, audit and control rights (including those relating to remuneration) exercisable by HM Treasury) would nevertheless continue in full force and effect.

In addition, RBS contractually has a right to terminate the APS exercisable at any time provided that the FSA has confirmed in writing to HM Treasury that it has no objection to the proposed termination. On such termination, RBS must pay an exit fee which is an amount equal to the shortfall (if any) between (i) the aggregate annual fees paid by RBS and (ii) the greater of (a) £2.5 billion and (b) 10% of the annual aggregate reduction in Pillar I capital requirement in respect of the assets covered by the APS up to the time of exit. The exit fee is payable in cash or, subject to HM Treasury consent, by the waiver of certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver). RBS would also potentially be required to refund (in the absence of agreement to the contrary) to HM Treasury any net payments made by it under the APS in respect of losses on all Triggered Assets, such refund only being payable in cash.

Rollovers

The APS provides limited rights for the protection provided in respect of some Covered Assets which fall within the “Loans” or “Commercial Real Estate Finance” Covered Asset Classes where the covered amount currency specified in the initial data (generally the base currency amount of a Covered Asset) is sterling and has a final maturity date (and a cover termination date as specified in the initial data) no later than December 31, 2010 to be extended where the maturity date of that Covered Asset is extended (whether such extension takes the form of an amendment or a refinancing). Where this is the case, the cover under the APS after the original final maturity date will be limited to 49.5% of the principal amount of such Covered Asset and will only be provided for the period to no later than December 31, 2013.

Consumer Finance Assets

The protection provided by the APS in respect of consumer finance assets is slightly more flexible than for other Covered Assets in that:

(i)	amendments, novations and replacements can generally be made to these Covered Assets provided that, broadly, the obligor remains the same person or is a connected person;

(ii)
in respect of overdrafts (including consumer finance overdrafts), the covered amount will be the lesser of (a) the amount specified by RBS in the agreed initial data for that Covered Asset; and (b) an imputed amortization profile which will broadly be the covered amount as at December 31, 2008 for two years and will then amortize down over the next two years on a monthly basis; and

(iii)
in respect of consumer finance assets other than overdrafts, the covered amount will be the higher of (a) the amount set out in the fourth paragraph of Loss above and (b) the amount set out in sub-paragraph (ii) above.

Management and governance of Covered Assets

The management and administration of the Covered Assets, Non-Cash Realizations and Closely Related Hedges (collectively the “Protected Assets”) must be carried out in accordance with:

(i)	the asset management conditions;

(ii)	the monitoring and reporting conditions; and

(iii)	the governance and oversight conditions,

each as described in “—Asset management conditions”, “—Monitoring and reporting conditions” and “—Governance and oversight conditions” below.

Asset management conditions

Under the Scheme Conditions, RBS is obliged to ensure that the management and administration of the Protected Assets is undertaken, subject to certain exceptions, in a manner consistent with the following requirements (the “Asset Management Conditions”):

(i)	applicable law;

(ii)	the asset management objective (see below);

(iii)
so as to ensure that there is no prejudice to, discrimination against or disproportionate and adverse effect on the Protected Assets when compared with the Group’s other assets and exposures (including the Related Party Assets);

(iv)	in accordance with any provisions of the asset management framework and the conflicts management policy (see below);

(v)	in a manner which will facilitate compliance with the monitoring and reporting conditions and the governance and oversight conditions (see below); and

(vi)
in accordance with the ordinary course of business and banking policies, practices and procedures of the Group, to the extent consistent with (a) the business and banking policies, practices and procedures of a reasonable and prudent banking organization and (b) good industry practice.

Asset management objective

The asset management objective, as set out in the Scheme Conditions, is to maximize the expected net present value of the Protected Assets (calculated, on a risk-adjusted basis, using a discount rate equal to the fixed loan rates of the Public Works Loan Board published on the website of the Debt Management Office of HM Government (or a similar government rate)), including by minimizing losses and potential losses and maximizing recoveries and potential recoveries. “Related Party Assets” (which broadly include assets or exposures in respect of which the credit limit, credit line or trading line of the obligor is or would be aggregated with the credit limit, credit line or trading line of an obligor in respect of a Protected Asset pursuant to the credit aggregation policy of the Group and assets in respect of which a conflict under the APS has arisen (see “—Asset management framework conflicts management policy” below)) must also be managed and administered in a manner consistent with the Asset Management Conditions.

RBS is not required to comply with the asset management objective (i) in respect of Protected Assets or Related Party Assets which are managed on a “blind” basis (i.e. certain specified classes of assets where the relevant bank personnel managing and administering the assets are unaware, and are not authorized to know, whether those assets are included in the APS), (ii) where doing so would terminate or reduce, or entitle HM Treasury to terminate or reduce, cover under the APS, (iii) where doing so would require, preclude or prohibit any withdrawal of a Covered Asset under specified APS terms, the full or partial termination of the APS or any sale or disposal of a Covered Asset which is not Triggered or (iv) where RBS would be required to make additional loans which are not protected under the APS.

Asset management framework and conflicts management policy

The Protected Assets must also be managed and administered in compliance with the asset management framework implemented by RBS. The asset management framework includes internal governance arrangements for the management and administration of Protected Assets and Related Party Assets (including in particular a conduct approval hierarchy), procedures for regular review of such assets and remedial management steps where losses on the Covered Assets or the likelihood of any or further losses, increase.

The management and administration of the Protected Assets must also comply with the conflicts management policy. This is a written statement setting out the proposed policy for the avoidance (where possible), identification, monitoring, management and mitigation of conflicts between the interests of any member of the Group and HM Treasury or between Protected Assets and assets of the Group which do not comprise Protected Assets.

Any modification to the asset management framework, the conflicts management policy or the credit aggregation policy must be approved by HM Treasury.

Additional lending

In order to comply with the asset management conditions as outlined above, a member of the Group may be required to provide additional or to extend existing financing to an obligor in relation to a Covered Asset, a group member of the obligor or another relevant person, subject to any loss incurred by the relevant member of the Group in respect of such additional or extended financing being covered under the APS. Losses incurred by the Group in respect of such additional or extended financing may, at the option of HM Treasury form part of a Triggered Asset and be protected by the APS (see the Extended Protection Assets requirements set out in Loss above). However, even if such protection is extended, such additional or extended financing may, at the option of HM Treasury, cease to be covered by the APS if certain circumstances as described in “—Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS” above occurs in respect of that Triggered Asset.

In addition, the Scheme Conditions include a list of actions which constitute “Prohibited Conduct” in relation to the Covered Assets, closely related hedges or Related Party Assets. The Covered Entities are not permitted to carry out any Prohibited Conduct if it exceeds certain thresholds, unless approved in accordance with a specified “Conduct Approvals Hierarchy” included in RBS’s asset management framework. Under the terms of the Conduct Approvals Hierarchy, decisions require, in increasing order, the approval of specified categories of Group APS personnel, a member of the Scheme Executive Team, the Scheme Head, the Senior Oversight Committee (each as defined in Governance and oversight conditions below) and, for the most significant decisions, HM Treasury (which consent may be assumed if not given within five business days). The following activities constitute “Prohibited Conduct”:

(i)	sales, transfers or other disposals of any Triggered Assets and/or Non-Cash Realizations (other than intra-Group sales, transfers or disposals);

(ii)	any release of security in respect of Covered Assets which are not “blind assets” (see above);

(iii)
any return of value on equity (whether by way of payments of dividends, distributions or otherwise) to any applicable entity by an obligor of a Covered Asset to the extent it does not give rise to a recovery under the APS; and

(iv)	amendments, replacements or termination of any Closely Related Hedge.

Monitoring and reporting conditions

The general principle underlying the monitoring and reporting conditions is to provide transparency in respect of the Covered Assets to enable HM Treasury to manage and assess its exposure under the APS, subject to certain contractual and legal limitations on disclosure. There are detailed requirements relating to the provision of information in relation to each Covered Asset which are intended to ensure that:

(i)
HM Treasury can verify that the assets or exposures forming part of a Covered Asset meet the asset eligibility criteria as set out in Eligibility of Covered Assets above and the asset continuity requirements as set out in Permitted amendments and refinancing above;

(ii)	the arrangements for calculation of payments to be made pursuant to the Scheme Documents can operate effectively and the quantum of such payments can be accurately verified;

(iii)	the performance and expected performance of the Covered Assets can be monitored and assessed;

(iv)	HM Treasury can monitor and assess compliance of each member of the Group with the Scheme Documents; and

(v)
HM Treasury can (a) comply with its responsibilities and obligations, and exercise its rights, powers and discretions in connection with the APS or the Scheme Documents, (b) provide or enable the provision of financial support to RBS or protect or enhance the stability of the financial system of the UK, (c) report on the establishment, performance or operation of, or compliance with the APS and (d) discharge its responsibilities and functions.

RBS will identify the Covered Assets by the completion of agreed data fields in relation to each Covered Asset in the Accession Agreement. There were a limited number of agreed initial data fields in relation to each Covered Asset to be completed prior to the Accession Agreement being signed. Information provided by RBS in respect of such data may be corrected in limited circumstances. The consequences of incorrect data potentially include a lower level of protection or, in some very limited cases, loss of protection in respect of the affected Covered Asset. Other consequences of data errors include, subject to certain conditions, HM Treasury’s exercise of step-in rights (see “—Step-in rights” below).

Post-accession, RBS is also obliged to provide further data in respect of the Covered Assets (for example, data regarding guarantees, collateral, rollovers, etc.), some of which need to be updated on an ongoing basis at pre-agreed time intervals. The consequences of a failure to update or correct such further data, or the quarterly statement data, in respect of a Covered Asset include suspension of payments by HM Treasury or removal of cover in respect of that Covered Asset subject to lengthy grace periods (see “—Circumstances in which a Covered Asset will cease to be covered by the APS or payments will be suspended by HM Treasury under the APS” above).

Under the Scheme Documents, RBS has the obligation to provide the following statements, certificates and reports to HM Treasury:

(i)
“Quarterly Statements”: these are statements to be provided on a quarterly basis which set out, for example, details of Triggers, losses and recoveries on the Triggered Assets during the relevant quarter, and include certain quarterly statement data fields which set out this information for each relevant Covered Asset;

(ii)
“Conflicts Certificates”: these are certificates to be delivered to HM Treasury with each Quarterly Statement with respect to aggregate losses exceeding £10 million in respect of a Covered Asset, which confirm that (a) all agreements, transactions or arrangements which have been entered into either in connection with that Covered Asset or any Related Party Asset or which give rise to a conflict (as described in Asset management conditions above), in each case in the period from the initial breach to the Trigger Date, were commercially fair and reasonable and on arm’s length terms, and (b) RBS has complied with the asset management objective and the other asset management requirements (see “—Asset management conditions” above) at all times during the relevant period, and is signed and certified by the Scheme Head (see “—Governance and oversight conditions” below).

(iii)
“Requested Reports”: these are reports which may be requested by HM Treasury from time to time in relation to a variety of specified matters, for example, satisfaction of the asset eligibility criteria and the asset continuity requirements with respect to any Covered Asset, events or circumstances that have materially affected the level of losses and recoveries in respect of Triggered Assets or the impact of any material modifications that have been made to the asset management framework and/or the conflicts management policy (each as described in “—Asset management conditions” above);

(iv)
“Notification Reports”: these are reports which relate to adverse events in relation to the Group and its ability to comply with the APS requirements (such as the occurrence of an event of default in respect of RBS and its obligations under the APS or a proposed material reorganisation of the Group) and are to be notified to HM Treasury by RBS upon the occurrence of the relevant events; and

(v)
“Reconciliation Statements”: these are statements to be delivered to HM Treasury monthly, listing the Covered Assets which have permanently ceased to be Covered Assets since the delivery of the previous monthly report.

RBS is under an obligation to maintain an assurance plan, which sets out the scope of assurance activities covering compliance with the APS. The assurance plan covers, amongst other things, the adequacy of systems, controls and processes for ensuring compliance with the APS, the accuracy of Quarterly Statements, the accuracy and completeness of data and a review of any failure to comply with the asset management conditions. The results of the activities conducted in accordance with the assurance plan are reported in an annual assurance report to HM Treasury by no later than March 31 each year. In addition, RBS is required to carry out an annual reconciliation between the aggregate outstanding amounts of all Covered Assets included in the APS as at the end of the Group’s financial year and the total assets of the Group recorded on the Group’s audited consolidated balance sheet as soon as reasonably practicable and in any event within 30 business days of publication of the publication of that balance sheet and to report that reconciliation to HM Treasury.

HM Treasury has the right, at any time, to conduct an audit, investigation and review of the Group and certain other matters in connection with the APS. For example, an HM Treasury audit may focus on general compliance with the APS, specific reports provided to HM Treasury or reports on the performance of any Covered Assets. The scope and duration of any such audit is largely at the discretion of HM Treasury. HM Treasury may also appoint any Asset Protection Agency personnel or HM Treasury employee or officials to attend meetings of any credit or risk committee (or equivalent) of the Group, from time to time, for the purpose of monitoring RBSG’s compliance with the asset management conditions (see “—Asset management conditions” above).

Governance and oversight conditions

The governance and oversight conditions involved the establishment of the following governance structure for the purposes of the APS:

(i)
the “Senior Oversight Committee” which consists of senior management personnel of the Group charged with, for example, developing strategy for, and providing oversight and supervision of, compliance with the APS and reviewing, approving and periodically reassessing the business strategies and governance arrangements of the Group in connection with the APS. The Senior Oversight Committee must include a least one non-executive director of RBSG. HM Treasury is entitled to appoint one or more non-voting observers to this committee;

(ii)
the “Scheme Head” who reports to the Senior Oversight Committee and is the primary senior point of contact for HM Treasury with respect to the APS. The Scheme Head is one of RBS’s executive directors or a member of its senior management team appointed to be dedicated to the APS and his/her appointment is subject to the prior approval of HM Treasury. The Scheme Head is responsible for leading, overseeing and ensuring the performance by the Scheme Executive Team of their respective functions under the APS; and

(iii)
the “Scheme Executive Team” which includes the deputy to the Scheme Head, and which is charged with the day-to-day oversight of compliance with the APS, for example, ensuring compliance with the monitoring and reporting conditions and the asset management conditions.

For the purpose of compliance with the Scheme Conditions, RBS’s obligations under the governance and oversight conditions also include:

(i)
retaining or recruiting sufficient and appropriately trained staff and having available to them such resources as may be necessary and appropriate, and ensuring that, amongst other obligations, there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of the Covered Assets when compared with the other assets and exposures of the members of the Group;

(ii)
ensuring the provision of the same shared services in relation to the Covered Assets as are provided from time to time by the Group on a centralized basis in respect of assets and exposures which are not Covered Assets, and the other businesses, operations and activities of the members of the Group; and

(iii)	ensuring that each member of the Group shall maintain and operate and implement all systems, controls and processes that are necessary.

Remuneration

The Scheme Conditions and the Accession Agreement contain requirements for the adoption of a remuneration policy for the Group. This policy must comply with the FSA Remuneration Code, as well as be on the leading edge of implementing the G-20 principles and proposals from the Walker Review that are implemented in regulations. RBS is required to provide a copy of the policy to HM Treasury which it has done. The provisions of the policy which relate to APS compliance remain under discussion with the Asset Protection Agency.

Remuneration for members of the Scheme Oversight Committee, the Scheme Head and members of the Scheme Executive Team must be at least equivalent to that of non-APS personnel. In addition, (i) a substantial majority of the incentive and bonus components of the remuneration of APS personnel and (ii) an appropriate proportion of the incentive and bonus component of the remuneration of certain specified senior executives of the Group, must be linked to performance targets and measures of compliance with the APS. The “appropriate proportion” for such linkage for senior executives is, in the case of senior executives who have RBS-wide responsibilities, a proportion which is not less than the proportion of the total risk-adjusted value of all risk-weighted assets of the Group which is represented by the Covered Assets and, in the case of senior executives who have responsibility for certain business units or divisions of RBS, the proportion of the total risk-adjusted value of all risk-weighted assets in that division or business unit which is represented by the Covered Assets in that division or business unit (in each case, ignoring for the purposes of this calculation any impact of the APS and attributing an appropriate proportion and risk weighting to be agreed to defaulted assets). The compensation targets and measures referred to above and the level of the appropriate proportion must be approved by HM Treasury.

RBS is required to provide information with respect to remuneration of particular categories of personnel to UKFI on request. In addition, RBS agreed with UKFI the structure and clawback principles applicable to the pool of bonuses for the 2009 performance year. RBS also undertook to provide to UKFI proposals regarding the total quantum of individual variable remuneration proposals for all main board directors, and aggregate discretionary bonus proposals for other employees, for the 2009 performance year. This was with a view to discussing such proposals with UKFI, and RBS did not announce or implement such proposals for the 2009 performance year without having obtained UKFI’s consent. UKFI agreed to take into account RBS’s pre-existing binding and irrevocable commitments regarding 2009 bonuses. UKFI has now consented to the 2009 bonuses.

Asset purchase requests

HM Treasury has the right under the Scheme Conditions to deliver asset purchase requests from time to time in respect of one or more Covered Assets and/or Non-Cash Realizations stating that it wishes to acquire, or enter into total return swaps (or the economic equivalent) with respect to the relevant Covered Assets and/or Non-Cash Realisations specified in such request. Following the provision of an asset purchase request, RBS and HM Treasury are required to negotiate in good faith to attempt to agree the terms upon which HM Treasury may acquire the relevant Covered Assets and/or Non-Cash Realizations (including pricing (taking into account the value, of any credit protection provided by the APS which would be lost by RBS) and the date upon which such transaction is to occur).

Step-in rights

HM Treasury has the right under the Scheme Documents to appoint one or more step-in managers to exercise extensive step-in rights in relation to all or some of the Covered Assets upon the occurrence of the following specified trigger events: (i) the provision of incorrect or incomplete information, or the failure to manage the Protected Assets in accordance with APS requirements, in each case where HM Treasury determines that such information deficiency or failure is persistent or material or evidences a systemic problem which prejudices compliance with any asset management conditions, monitoring and reporting conditions or governance and oversight conditions, (ii) where aggregate losses in respect of the Covered Assets net of recoveries (incurred or received, as the case may be, in the most recent quarter) exceed a specified threshold amount equal to 125% of the first loss for Covered Assets in the aggregate (provided that this right may only be exercised two years after RBS’s accession to the APS except in respect of Non-Performing Assets (as defined below) (the “Two-Year Standstill Period”)) or a (broadly proportionate) specified amount for each Covered Asset Class, or (iii) as a result of RBS’s default under or breach of specified provisions of the Scheme Documents. In respect of the trigger event referred to in (ii) above, it should be noted that, as recoveries are generally not received in the same quarter as the loss (for example, recoveries from enforcement of security or a liquidator process will generally take some time to be received), this threshold may be reached even though ultimately it is anticipated that, when those recoveries are received, the net amount will be within the threshold.

Once appointed, a step-in manager would have certain oversight, investigation, approval and other step-in rights. For example, the step-in manager may determine that certain decisions may not be taken in relation to the Covered Assets without the step-in manager’s approval. The step-in manager could also require the modification or replacement of any of the systems, controls, processes and practices of the Group. In addition, the step-in manager would have extensive rights in relation to the direct management and administration of the Covered Assets, which may be exercised without regard to whether or not an asset is a “blind asset.” In other words, the step-in manager would have the ability to exercise all or any of the rights and decision-making powers of the Group in respect of the relevant Covered Assets, with the authority to sell Covered Assets (subject to RBS’s consent not to be unreasonably withheld) or otherwise to effect investment transactions involving such Covered Assets.

Under the step-in provisions, step-in rights are to be carried out in good faith and with a view solely to the achievement of certain step-in objectives:

(i)	to gather information for reporting to HM Treasury in relation to the management and administration of the Covered Assets and Related Party Assets and compliance with the Scheme Documents;

(ii)	to remedy the effects of any default trigger where step-in has been exercised as a result of any default under or breach of the Scheme Documents;

(iii)	to meet the asset management objective and certain other asset management conditions; and

(iv)	to ensure compliance by RBS (and other members of the Group) with the Scheme Documents.

RBS will be required to appoint the step-in manager as its agent. The step-in manager will either be a representative appointed by HM Treasury or a person otherwise identified by, or agreed with, HM Treasury. Consequently, RBS has limited influence over the identity of the step-in manager.

The appointment of a step-in manager may be terminated under the following circumstances:

(i)	at HM Treasury’s election; or

(ii)	where the relevant step-in trigger has been remedied, provided that HM Treasury is satisfied that the step-in objectives have been achieved; or

(iii)	where the relevant step-in trigger is a default based trigger, HM Treasury has exercised its right to terminate protection in relation to the particular Covered Asset(s) or the APS as a whole.

HM Treasury may, by notice to the Participant also require the appointment of a special adviser to the Senior Oversight Committee (the “SOC Special Adviser”) to carry out all or any oversight functions which a step-in manager would have in accordance with the Scheme Conditions, in relation to:

(i)	any Covered Assets which are subject to specific impairments and/or Triggered Assets (“Non-Performing Assets”); and/or

(ii)
any of the Covered Assets in the “Leveraged Finance,” “Commercial Real Estate” or “Structured Finance” Covered Asset Classes and assets in the “Derivatives” Covered Asset Class which are managed by RBS’s Strategic Asset Unit, in respect of which, in each case, the covered amount is £25,000,000 or more.

On June 18, 2010, the Asset Protection Agency requested that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS.

The SOC Special Adviser shall be a person identified by RBS and approved by HM Treasury or, if none of the persons identified by RBS has been approved by HM Treasury, a person identified by HM Treasury.

The Accession Agreement provides that if HM Treasury exercises its rights to require the appointment of a SOC Special Adviser in respect of any Non-Performing Assets on the terms set out above, it shall not exercise any right to require RBS to appoint or procure the appointment of a step-in manager (on the terms set out above) to carry out any direct management functions in respect of such Non-Performing Assets within six months of the appointment of that SOC Special Adviser. At the expiry of that period, a step-in trigger shall be deemed to have occurred in respect of the relevant Covered Assets, whereupon HM Treasury will have the rights set out under “—Step-in rights” above.

HM Treasury’s rights in respect of the appointment of a SOC Special Adviser and the rights flowing from this as set out above, apply notwithstanding the Two-Year Standstill Period.

As noted above (see “—Scope-Covered Entities”), the step-in rights may conflict with certain regulatory obligations or company law requirements applicable to certain of RBSG, each wholly owned subsidiary of RBSG and certain other Group members specified in the Accession Agreement (together, the “Covered Entities”). However, other than in respect of  RBS N.V., RBSG understands that these issues will be limited to jurisdictions in which the quantum of Covered Assets is small relative to the size of the Covered Asset pool.

Indemnities

The Scheme Conditions contain indemnity obligations from RBS in favor of HM Treasury, any other government entity, HM Treasury’s solicitor, and any representatives of the same. Under the indemnities, RBS is obliged to indemnify HM Treasury (in its capacity as provider of credit risk under the APS) and the other indemnified parties against all losses or damages suffered by such persons in relation to either the Covered Assets (other than a loss covered by the APS) or any other assets, exposures, liabilities and obligations of any member of the Group (as well as any losses or damages in relation to other matters including any event of default), without the need for any default or culpable action by the Group. The indemnities also extend to certain tax liabilities (including UK tax liabilities) which may arise in connection with the APS. The indemnities do not contain an exclusion for loss arising from the negligence of the indemnified persons themselves. RBS has no right of control in respect of proceedings in which the indemnified persons may be involved, the costs of which (whether successful or otherwise) RBS is also required to indemnify.

HM Treasury transfer rights

HM Treasury has the right to transfer (i) any of its payment obligations under the Scheme Documents at any time to any person (including a Government entity) and (ii) any of its monitoring, administration or enforcement rights, powers or discretions under the Scheme Documents at any time to a government entity, in each case provided that the regulatory capital risk weightings in respect of the Covered Assets will (overall) be no worse following any such transfer. Any such transfer does not require RBS’s consent and HM Treasury is not obliged to consult with RBS in relation to the transfer. Following notification of such a proposed transfer from HM Treasury, RBS is required to enter into any such further agreements as may be required to give effect to such a transfer, including consequential amendments and modifications to the Scheme Documents. RBS is also required to bear its own costs in respect of the transfer.

Modifications to the Scheme Conditions

Certain Scheme Conditions are subject to modification at any time with retrospective effect at the discretion of HM Treasury as described in the next paragraph. The exercise of such modification rights by HM Treasury does not require the consent of RBS, although HM Treasury will consult RBS by serving a notice on it. Such notice will specify the nature and details of the proposed modification, the date on which the modification is proposed to become effective and the reasons for such modification. HM Treasury will consult with RBS (and any other participants who may accede to the APS) in good faith in relation to the proposed modification with a view to agreeing the proposed modification, the modification effective date, and determining and identifying any consequential matters arising from the proposed modification. RBS is entitled to object to any part of the proposed modification and any consequential matters arising from the proposed modification, including to propose an alternative modification. HM Treasury is obliged to consider any such objection or alternative suggestions from RBS (or any other participants in the APS), although it is not obliged to take them into account.

The modification rights arise where (i) the operation, interpretation or application of such Scheme Conditions conflicts with any of the overriding Scheme Principles, (ii) the Scheme Conditions contain a manifest error or (iii) it is necessary to modify such Scheme Conditions to take account of any change in applicable law. HM Treasury’s modification rights are not permitted to be exercised if (a) the proposed modification is inconsistent with any of the Scheme Principles, or (b) following HM Treasury’s consultation with the FSA, the FSA has formally notified HM Treasury that the proposed modification would be expected to result in any protection provided to the Group under the APS ceasing to satisfy the BIPRU eligible risk mitigation techniques requirements, or (c) HM Treasury has not considered in good faith or had regard to any submissions, communications or representations of or made by RBS regarding the anticipated impact of the proposed modification under any non-UK capital adequacy regime, which is binding on RBS or a Covered Entity. The Scheme Conditions can therefore be modified where the modification results in the regulatory capital risk weightings in respect of the Covered Assets being greater post-modification.

The Scheme Conditions to which the modification rights apply in the context described in clause (i) above are limited to:

(i)	the asset eligibility criteria and the operative Trigger, loss, recovery and payment mechanics;

(ii)	the asset management conditions (except the asset management objective and the Restricted Conduct provisions); and

(iii)	the step-in conditions.

The Scheme Conditions to which the modification rights in clauses (ii) and (iii) apply include all provisions other than the overriding Scheme Principles themselves and HM Treasury’s transfer rights (see “—HM Treasury transfer rights” above).

Dispute resolution procedures

If a dispute arises, RBS or HM Treasury may instigate arbitration proceedings. The Scheme Conditions set out the requirements for notices, the composition of the arbitration panel (generally to be agreed between the parties) and the length of time for awards. A decision of the arbitration panel will be final and binding.

Announcements

There are material restrictions on the form and substance of announcements or public statements (including any required by law or the rules of any securities exchange) made by RBS and the Group in relation to the APS or to HM Treasury in connection with the APS (“APS Statements”) without HM Treasury’s consent.

Generally, prior to making any APS Statements which are required by law or regulation, RBS or the relevant Group member must notify HM Treasury and allow HM Treasury sufficient time to review and comment. RBS or the relevant Group member is then required to reflect any such comments except where to do so would not be permitted by law, would conflict with directors’ fiduciary duties, would be inaccurate or misleading or the comments reflects a disagreement between the relevant participant and HM Treasury. As an exception to this regime, post-

notification of such statements is permitted if the relevant statement must be made urgently such that prior notification to HM Treasury is not reasonably practicable.

Where APS Statements are not required by law or regulation, HM Treasury retains an absolute veto on such statements with the exception of unscripted oral statements (which are required to be consistent with other APS Statements).

RBS must also provide to HM Treasury an advanced draft of any material financial announcement in relation to the Group.

Confidentiality obligations

Under the Scheme Conditions, RBS and HM Treasury are obliged to keep confidential information which they or their representatives receive from the other under the Scheme Documents or in connection with the APS (or any information relating to negotiations, discussions or correspondence regarding the APS), subject to certain exceptions. The exceptions which apply to HM Treasury allow it to disclose such confidential information to its representatives, the FSA, the Bank of England, the National Audit Office, the National Archive, the Cabinet Office, HMRC and any other government entity (or any of their successors), or to Parliament, any Parliamentary Committee, or otherwise, or any third party where it is necessary or HM Treasury considers it necessary to enable it to fulfill certain purposes as set out in sub-paragraph (v) of Monitoring and reporting conditions above. In the case of any disclosure to another government entity (or any of its successors), these may also be made for that entity’s purposes rather than those of HM Treasury. In addition to such exceptions, HM Treasury may also disclose such confidential information (i) where required by applicable law, the rules of the Bank of England or any authority to which HM Treasury is subject, or (ii) to step-in managers (or proposed step-in managers) or the European Commission (where HM Treasury considers it necessary in connection with the application of the State aid rules or an EC decision relating to those rules for State aid purposes). Although HM Treasury has a duty to notify or consult with RBS in certain limited situations (i.e. disclosures to Parliament, a Parliamentary Committee or the European Commission) prior to disclosure, RBS has no powers to prevent such disclosure.

Any information received by HMRC from HM Treasury as set out above may be held, retained or disclosed by HMRC as if it had been obtained by HMRC in accordance with applicable law. Pursuant to the Tax Loss Waiver, RBSG has consented to the disclosure of information concerning RBSG or its subsidiaries held by or on behalf of HMRC to HM Treasury, which information is subject to the confidentiality obligations under the Scheme Conditions described above.

Under the Scheme Documents, RBS is obliged to provide certain information to foreign regulators outside of the UK. However, in some of these cases RBS’s confidentiality obligations restrict the transfer of HM Treasury confidential information outside of the UK by RBS without HM Treasury’s permission (except where required to comply with any opinions or other confirmations considered desirable by HM Treasury in relation to the regulatory capital treatment of the APS in respect of RBS or a Covered Entity).

HM Treasury may publish RBS confidential information pursuant to its publication scheme (which allows it to publish information on its website), whether or not it receives a request for that information under the Freedom of Information Act 2000, but in deciding whether to publish RBS confidential information in this way HM Treasury must have due regard, in its sole opinion, as to whether such information would be exempt from disclosures under that Act. Such publication would not be in breach of HM Treasury’s duty of confidence.

The Scheme Conditions contain other additional provisions which seek to ensure the correct treatment of inside information pursuant to FSMA and the Criminal Justice Act 1993.

RBS is permitted to use and transfer HM Treasury confidential information to its representatives and other members of the Group for the purpose of complying with its responsibilities and obligations and exercising its rights, powers and discretions under the APS. RBS may also disclose such information where required to by applicable law, the rules of the Bank of England or any authority, clearing system or securities exchange to which RBS is subject. RBS is obliged to consult with HM Treasury prior to any such disclosure and to limit that disclosure to the portion of the HM Treasury confidential information required to be disclosed.

Confidentiality provisions under the Scheme Conditions remain in force even when RBS ceases to be a participant in the APS. Unless required by applicable law, RBS must ensure that none of the Group or its representatives will allow an obligor or counterparty to discover whether its asset is part of the APS or not.

Behavioral Measures

In connection with its participation in the APS, RBSG has agreed to a number of behavioral commitments under the Accession Agreement.

RBS has undertaken to implement and maintain compliance with (until the earlier of March 31, 2011 and agreement with HM Treasury) the customer charter for lending to businesses in the UK in the form agreed with HM Treasury.

In addition, RBSG has undertaken in relation to personal current accounts provided by it or any member of the Group to (i) implement in full (a) any agreements that the OFT has made with RBSG as detailed in the OFT’s report “Personal current accounts in the UK—A follow up report, October 2009,” relating to the transparency of costs to consumers and the process of switching accounts to another bank and (b) any agreements that the OFT may make with the banking industry relating to fees and charges, and the terms and conditions of personal current accounts and (ii) play a constructive role in any discussions between the banking industry and the OFT about fees and charges, and the terms and conditions of personal current accounts.

In addition to the behavioral commitments set out in the Accession Agreement, RBSG has also separately undertaken to HM Treasury, subject to market conditions, statutory duties of directors and requisite approvals, to develop and implement a capital optimization exercise designed to increase the Group’s Core Tier 1 Capital. This capital optimisation plan was carried out in April 2010 and details are set out above under "Liability Management Transactions”.

Accounting

The recognizes credit derivatives at fair value, changes in fair value are recorded in profit or loss in the Group’s financial statements each quarter.

The existence of the APS does not affect the accounting treatment of the Covered Assets. These comprise assets classified as loans and receivables, held-for-trading, designated as at fair value through profit or loss and available-for-sale. The Group’s accounting policy for such financial assets is summarized below.

Financial assets classified as loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost, using the effective interest method, less any impairment losses. Assets held-for-trading or designated as at fair value through profit or loss are measured at fair value with changes in fair value reflected in profit or loss. Financial assets classified as available-for-sale are measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortized cost of non-Sterling currency monetary available-for-sale financial assets are recognized in profit or loss together with interest calculated using the effective interest method. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of Shareholders’ equity until disposal, when the cumulative gain or loss is recognized in profit or loss.

Principal Terms of issue of the B Shares and the Dividend Access Share

Acquisition and Contingent Capital Agreement

On November 26, 2009, RBSG and HM Treasury entered into the acquisition and contingent capital agreement (the “Acquisition and Contingent Capital Agreement”) pursuant to which HM Treasury agreed to subscribe for the Initial B Shares and the Dividend Access Share (the “Acquisitions”) and agreed the terms of HM Treasury’s subscription for an additional £8 billion in aggregate in the form of further B Shares (the “Contingent B Shares”), which will be issued on the same terms as the Initial B Shares. For technical reasons, RBSG issued the Initial B Shares and Dividend Access Share in consideration for the transfer to it by HM Treasury of certain issued ordinary and the entire issued redeemable preference share capital of an English incorporated subsidiary of RBSG (“Cash Box Co”), which has resulted in RBSG owning the entire issued share capital of Cash Box Co, the only assets of which are cash resources. These resources represent the net proceeds of the issue of the Initial B Shares and Dividend Access Share. This structure created distributable reserves to the extent that realized profits were generated on the redemption of the redeemable preference shares. Any issue of the Contingent B Shares may also be structured in this way.

Contingent Subscription

RBSG and HM Treasury further agreed the terms of the £8 billion Contingent Subscription in the Acquisition and Contingent Capital Agreement. For a period of five years from the Issue Date or, if earlier, until the occurrence of a Termination Event or until RBSG decides (with FSA consent) to terminate such Contingent Subscription (the “Contingent Period”), if the Core Tier 1 Ratio of RBSG falls below 5% (and if certain other conditions are met, including that the European Commission’s decision that the aid is compatible with article 107 of the TFEU of the consolidated version of the Treaty establishing the European Community continues to be in force, that the European Commission has not opened a formal investigation under article 108(2) of the TFEU of such treaty in relation to the possible misuse of aid, that there has been no breach by RBSG of the State Aid Commitment Deed and that no Termination Event has occurred) HM Treasury has committed to subscribe for the Contingent B Shares in no fewer than two tranches of £6 billion and £2 billion (or such smaller amounts as RBSG and HM Treasury may agree). Any unused portion of the £8 billion may be subscribed in one or more further tranches.

Fee

RBSG may, subject to certain conditions, at any time terminate the Contingent Subscription in whole or in part, with the consent of the FSA. RBSG is required to pay an annual fee, for the Contingent Period, in relation to the Acquisitions and the Contingent Subscription of £320 million less 4% per annum of the value of any B Shares subscribed for under the Contingent Subscription. Such fee is payable in cash or, with HM Treasury’s consent, by waiving certain UK tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver) or through a further issue of B Shares to HM Treasury. The annual fee ceases to be payable on termination of the Contingent Subscription and if RBSG terminates the Contingent Subscription in part, the fee will reduce proportionately.

Warranties

On the date of the Acquisition and Contingent Capital Agreement, on the date the Shareholder Circular relating to the Contingent Subscription is posted to Shareholders, on the first date on which all of the Conditions Precedent are satisfied, or waived, on the date of the Acquisition(s), on each date (if any) a Contingent Subscription is triggered and on each date (if any) on which B Shares are issued pursuant to a Contingent Subscription, RBSG will give certain representations and warranties to HM Treasury.

Expenses

RBSG has agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions and, if the Contingent Subscription is exercised, the Contingent B Shares.

Undertakings

RBSG has agreed to a number of undertakings under the Acquisition and Contingent Capital Agreement, including those summarized below.

RBSG has undertaken that it will not, and will procure that no Group company will, at any time before the expiry of the Contingent Period: (i) pay or make any dividends or other distributions or make any interest or coupon payment or payment of a similar nature (in each case whether in cash or otherwise) on any shares, Innovative Tier 1 Instruments or Upper Tier 2 Instruments issued by RBSG or by any Group company (other than Mandatory Securities) and that it will not, and will procure that no Group company will, set aside any sum for the payment of any such dividends or amounts; and (ii) redeem, purchase or otherwise acquire for any consideration any shares, Innovative Tier 1 Instruments or Upper Tier 2 Instruments issued by RBSG or by any Group company or any depository or other receipts or certificates representing such securities or instruments, or set aside any sum, or establish any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments, in each case the result or consequence of which would be that following such occurrence the Core Tier 1 Ratio of RBSG would remain or fall below 6%.

The undertakings set out in the immediately preceding paragraph will not apply to: (i) the payment or making of any dividends or other distributions or the setting aside of any sum for the payment of such dividends or distributions (a) by any wholly owned Group company to any other wholly owned Group company and (b) by any non-wholly owned group company to any person which is not a wholly owned Group company to the extent the payment or making of such dividends or other distributions or the setting aside of any sum for the payment of such dividends or distributions is required by the terms of any legally binding obligation in existence at the date of the Acquisition and Contingent Capital Agreement; (ii) the redemption, purchase or acquisition for consideration by any wholly owned Group company of any securities or instruments issued by any other wholly owned Group company or of any depository or other receipts or certificates representing such securities or instruments, or the setting aside of any sum, or the establishment of any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments; (iii) the redemption or purchase or acquisition for consideration by any Group company of any securities or instruments issued by any non-wholly owned Group company or of any depository or other receipts or certificates representing such securities or instruments, or the setting aside of any sum, or the establishment of any sinking fund for the redemption, purchase or other acquisition of such securities or instruments or any depository or other receipts or certificates representing such securities or instruments where such redemption, purchase or acquisition is required to be made by the terms of any legally binding obligation in existence at the date of the Acquisition and Contingent Capital Agreement; (iv) the payment of coupons on certain hybrid securities issued by affiliates of ABN AMRO Holding N.V. for so long as permitted under the State Aid Commitment Deed; (v) the payment of dividends or other distributions (whether in cash or in kind) or return of capital in any other form (a) by subsidiaries and/or subsidiary undertakings of RFS Holdings BV to their shareholders and ultimately to RFS Holdings BV and (b) by RFS Holdings BV to shareholders of RFS Holdings BV, in each case to the extent required (in the reasonable opinion of RBSG) to achieve segregation, legal separation and the capital restructuring of RFS Holdings BV; (vi) the purchase of Ordinary Shares in connection with any employee share scheme of RBSG or any member of the group; (vii) any action taken by RBSG or any member of the Group pursuant to any liability management exercise, which exercise has been approved in advance by HM Treasury; (viii) any action taken in accordance with the terms of the B Shares of RBSG or the terms of certain U.S. Dollar preference shares issued by RBSG (“Convertible

Preference Shares”) in respect of their conversion to Ordinary Shares; (ix) any action which has no effect on, or has the effect of increasing, the Core Tier 1 Ratio of the Group; or (x) any other action taken by RBSG or any member of the B Share Group with the prior approval of HM Treasury.

HM Treasury and RBSG have acknowledged in the Acquisition and Contingent Capital Agreement that it is their current expectation that in relevant circumstances, and acknowledging the conversion feature applicable to the B Shares set out in the B Share terms, RBSG will repurchase the B Shares if it is prudent and practicable. Such repurchase would be subject to FSA approval and take account of the Group’s capital position at the time of the proposed repurchase and prevailing market conditions.

RBSG has been informed by HM Treasury that HM Treasury has agreed the matters set out below with the European Commission. RBSG is not a party to this agreement.

(i)      That without the prior approval of the European Commission, it will not agree to sell to RBSG any B Shares issued to and held by HM Treasury below the following minimum purchase prices: (a) for purchases before December 31, 2012, 50p; (b) for purchases between December 31, 2012 and December 30, 2013, 55p; (c) for purchases between December 31, 2013 and December 30, 2014, 60p; and (d) for purchases from December 31, 2014, 65p.

In each of these cases, if the price of the Ordinary Shares is higher than the above agreed price when the sale is agreed, the price of the Ordinary Shares will be the minimum price. Each minimum purchase price would be adjusted in line with adjustments under paragraph 4(l) of the B Share terms.

(ii)      That without the prior approval of the European Commission, it will not convert any B Shares issued to and held by it into Ordinary Shares unless the market price of Ordinary Shares is at least 50p on the date on which HM Treasury delivers its conversion notice. This price is subject to adjustment in line with adjustments to the conversion price.

(iii)     If the capital position of RBSG allows this and subject to any consent required from the FSA, it will request RBSG to purchase from it an appropriate number of B Shares (within the above-mentioned price parameters) or to retire an appropriate amount of the Contingent Subscription.

HM Treasury and RBSG have agreed in the Acquisition and Contingent Capital Agreement that they will negotiate in good faith with a view to agreeing any necessary amendments to the terms of the Contingent Subscription which may be necessary as a result of future legislative or regulatory changes so as to preserve the effect of the Contingent Subscription as at the date of the Acquisition and Contingent Capital Agreement.

In the event that the B Shares or Dividend Access Share cease to be eligible as Core Tier 1 capital then, if and to the extent that B Shares or the Dividend Access Share are held by or on behalf of HM Treasury and/or the Contingent Subscription remains capable of exercise in respect of any Contingent B Shares at such time, HM Treasury and RBSG have agreed to negotiate in good faith with a view to agreeing such amendments to the B Share terms and/or the Dividend Access Share terms as may be necessary, after consultation with the FSA, to enable the B Shares and the Dividend Access Share to be eligible as Core Tier 1 Capital. Until the later of the end of the Contingent Period and HM Treasury ceasing to hold any B shares, RBSG has undertaken that, notwithstanding the terms of the B Shares, it will not amend or seek to amend the terms of the B Shares or the Dividend Access Share without the prior written consent of HM Treasury.

All of the B Shares and the Dividend Access Share will constitute Core Tier 1 capital. The B Shares will all be issued on the same terms.

RBSG has also agreed to certain restrictions with respect to its share premium account, including an undertaking that it shall not, without the prior written consent of HM Treasury, issue any convertible securities, the conversion of which would require the capitalization of any amount standing to the credit of RBSG’s share premium account or which would otherwise prejudice or adversely affect any conversion of the B Shares. RBSG has also undertaken that, except as required by law and otherwise in connection with (a) the conversion of the B Shares and the Convertible Preference Shares in accordance with their terms of issue and/or the Articles and (b) subject to the provisions of the Companies Act, any write-offs of commission against share premium generated through future share issues, it shall not, directly or indirectly take or omit to take any action designed to or which results in or which might reasonably be expected to cause or result in, the amount standing to the credit of its share premium account being reduced. RBSG has also undertaken to not, directly or indirectly: (a) take or omit to take any action designed to or which results in or which might reasonably be expected to cause or result in any increase in the nominal value of the Ordinary Shares; or (b) permit any circumstances to arise which might, directly or indirectly, lead to any increase in the nominal value of the Ordinary Shares, without the prior written consent of HM Treasury. If at any time HM Treasury reasonably believes that RBSG will have insufficient reserves to permit the conversion of B Shares into Ordinary Shares, HM Treasury may require RBSG (at RBSG’s option) to either capitalize reserves so as to increase the nominal value of the B Shares to at least the nominal value of the Ordinary Shares or to subdivide the Ordinary Shares into Ordinary Shares with a nominal value equal to or less than the nominal value of the B Shares.

Use of Proceeds

RBSG has agreed in the Acquisition and Contingent Capital Agreement to use the proceeds of any redemption by Cash Box Co of the redeemable preference shares transferred to RBSG by HM Treasury in connection with the Acquisition and the proceeds of any issue of Contingent B Shares in such manner, in such form and for such purposes as may be agreed with HM Treasury, the FSA and the Bank of England.

Waiver of statutory pre-emption rights

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement to waive its statutory pre-emption rights arising out of the B Shares and the Dividend Access Share in respect of any future issue of equity securities by RBSG other than B Shares and has agreed to vote its B Shares and the Dividend Access Share, as applicable, in favor of each special resolution to disapply its pre-emption rights under the B Shares and/or the Dividend Access Share then held by HM Treasury every time they arise. The pre-emption rights arising out of the B Shares and the Dividend Access Share will also be disapplied in the Articles of Association.

Limitations on conversion of the B Shares

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement that it shall not be entitled to exercise its option to convert B Shares into Ordinary Shares to the extent that it holds more than 75% of the Ordinary Shares or to the extent that the exercise of such option would result in it holding more than 75% of the Ordinary Shares.

Voting rights of the B Shares

HM Treasury has agreed in the Acquisition and Contingent Capital Agreement that it shall not be entitled to vote the B Shares or the Dividend Access Share to the extent that votes cast on such B Shares and the Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution proposed at a general meeting of RBSG.

Related party transactions

For as long as it is a substantial shareholder of RBSG (within the meaning of the Listing Rules), HM Treasury has undertaken in the Acquisition and Contingent Capital Agreement not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote.

Description of the B Shares and the Dividend Access Share

The terms of the B Shares and the Dividend Access Share include the following:

Nominal value of the B Shares and the Dividend Access Share

£0.01 per B Share and £0.01 in relation to the Dividend Access Share. The B Shares and the Dividend Access Share were fully paid up at issue.

Ranking of the B Shares and the Dividend Access Share

On a winding-up, holders of the B Shares and the Dividend Access Share will rank equally with the holders of the Ordinary Shares and any other class of shares or securities of RBSG in issue or which may be issued by RBSG which rank or are expressed to rank equally with the B Shares, the Dividend Access Share or the Ordinary Shares on a winding-up or liquidation and junior to all other shareholders and all creditors of RBSG. For these purposes, on a winding-up each holder of a B Share and the holder of the Dividend Access Share will be deemed to hold one (as adjusted from time to time, the “Winding Up Ratio”) Ordinary Share of RBSG for every B Share or, as the case may be, the Dividend Access Share held at the date of the commencement of such winding-up and will be entitled to receive out of the surplus assets of RBSG remaining after payment of all prior-ranking claims, a sum equal to that payable to a holder of one (as adjusted) Ordinary Share in such event.

Dividend entitlement of the B Shares

Prior to the occurrence of a Trigger Event in respect of any B Shares, such B Shares shall rank equally with the holders of Ordinary Shares in respect of any cash dividends and each B Share shall entitle its holder to the same cash dividend as is (or may, at the election of a holder of the Ordinary Share, be) payable to the holder of one Ordinary Share, as adjusted from time to time to reflect any consolidation, reclassification or subdivision in relation to the Ordinary Shares.

If a Trigger Event has occurred in respect of any B Shares, the B Shares in respect of which the Trigger Event has occurred shall rank pari passu with the holders of the Ordinary Shares in respect of any dividends paid on the Ordinary Shares. Each B Share shall entitle its holder to the same dividend as is (or may, at the election of a holder of an Ordinary Share, be) payable to the holder of one (as adjusted from time to time) Ordinary Share. If an Ordinary Share Bonus Issue (as defined below) is made, a holder of a B Share in respect of which the Trigger Event has occurred shall be entitled to receive the same number of Ordinary Shares as is payable to the holder of one (as adjusted from time to time) Ordinary Share, save that if the issue of such Ordinary Share(s) to such holder would result in it holding directly or indirectly more than 75% of the total issued Ordinary Shares then such holder shall instead receive further B Shares of the same value.

Dividend entitlement of the Dividend Access Share

The Board of Directors may in its sole and absolute discretion resolve that no Dividend Access Share Dividend shall be paid on a Dividend Access Share Dividend payment date. Subject to the discretions, limitations and qualifications described in this section “—Description of the B Shares and the Dividend Access Share” and in the terms of the Dividend Access Share, non-cumulative dividends on the Dividend Access Share will be payable from the date RBSG issues the Dividend Access Share in respect of the period up to and including the Class B Dividend Stop Date (if any). RBSG will pay dividends on the Dividend Access Share when, as and if declared by the Board of Directors or a duly authorized committee of such Board of Directors. Subject to the discretions, limitations and qualifications described in this section “—Description of the B Shares and the Dividend Access Share” and in the terms of the Dividend Access Share, the Dividend Access Share shall entitle the holder thereof to receive out of the distributable profits of RBSG a non-cumulative dividend at the rate described below (the “Dividend Access Share Dividend”), in priority to the payment of any dividend to the holders of any class of Ordinary Share or B Share, and pari passu in such regard with the holder of any other dividend access share then in issue.

The Board of Directors shall, by October 31 in each financial year of RBSG, decide whether or not to pay an interim dividend on the Ordinary Shares or make an interim issue of Ordinary Shares in lieu of a dividend or by way of capitalization of profits or reserves (“Ordinary Share Bonus Issue”) in that financial year. If it is decided that an interim dividend on the Ordinary Shares or an interim Ordinary Share Bonus Issue is to be paid or made in any financial year, the corresponding semi-annual (hereinafter referred to as “first semi-annual”) Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in the same financial year will be paid or made at the time set out below. The record date for any first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share shall be the same as the record date for any interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue in the relevant financial year or otherwise shall be three Business Days before October 31 in each year. If paid or made, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in a financial year will be paid or made on the same date that the corresponding interim dividend on the Ordinary Shares is paid or interim Ordinary Share Bonus Issue is made. If it is decided that no such interim dividend on the Ordinary Shares or interim Ordinary Share Bonus Issue will be paid or made in a financial year, the first semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in such financial year will, if to be paid or made, be so paid or made on October 31 in such financial year (commencing in 2010). Any first semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

The Board of Directors shall, by May 31 in each financial year of RBSG, decide whether or not to recommend a dividend on the Ordinary Shares or make an Ordinary Share Bonus Issue which is expressed to be a final dividend for the immediately preceding financial year. If it is decided that such a dividend on the Ordinary Shares or Ordinary Share Bonus Issue is to be recommended and is subsequently approved by Shareholders, the corresponding semi-annual (hereinafter referred to as “second semi-annual”) Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share expressed to be for the corresponding period will be paid at the time set out below. The record date for any second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share shall be the same as the record date for any final dividend on the Ordinary Shares or final Ordinary Share Bonus Issue for the relevant financial year or otherwise shall be three Business Days before May 31 in each year. If paid or made, the second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share in a financial year will be paid or made on the same date that the corresponding final dividend on the Ordinary Shares is paid or final Ordinary Share Bonus Issue is made. If it is decided that no such final dividend on the Ordinary Shares or Ordinary Share Bonus Issue will be paid or made in any year (the “current year”) for the immediately preceding financial year, any second semi-annual Dividend Access Share Dividend or Bonus Issue on the Dividend Access Share expressed to be for the corresponding period will, if to be paid or made, be so paid or made on May 31 in the current year (commencing in 2010). Any second semi-annual Dividend Access Share Dividend will only be paid if (to the extent legally required) profits are available for distribution and are permitted by law to be distributed.

If paid or made, the first semi-annual Dividend Access Share Dividend on the Dividend Access Share shall be equivalent to (A) the greater of:

(i)      7% of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the immediately preceding Relevant Date or, if none, the day of implementation of the APS (the “Issue Date”), to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a date falling 20 days after the Trigger Event (a “Class B Stop Dividend Date”) in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date, divided by 365 (or 366 in a leap year); and

(ii)      if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/are paid or made in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date, 250% (as adjusted from time to time as described below, the “Participation Rate”) of the aggregate fair market value of such cash dividend or cash dividends or Ordinary Share Bonus Issue per Ordinary Share multiplied by the then Reference Class B Shares Number. Where a dividend in cash is announced which may at the election of a shareholder or shareholders or RBSG be satisfied by the issue or delivery of Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a shareholder or shareholders of RBSG be satisfied by the payment of cash, then the fair market value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be)

less (B) the fair market value of the aggregate amount of any dividend or distribution paid or made on the B Shares and/or on any Ordinary Shares issued on conversion of the B Shares (regardless of who holds such B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the immediately preceding Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares to (and including) such earlier Class B Dividend Stop Date), provided that the first semi-annual Dividend Access Share Dividend shall never be less than zero.

If paid or made, the second semi-annual Dividend Access Share Dividend on the Dividend Access Share shall be equivalent to (A) the greater of:

(i)      7% of the Reference Amount multiplied by the actual number of days in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date divided by 365 (or 366 in a leap year); and

(ii)      if a cash dividend or cash dividends on the Ordinary Shares or Ordinary Share Bonus Issue(s) is/ are paid or made in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares, to (and including) such earlier Class B Dividend Stop Date the Participation Rate of the aggregate fair market value of such cash dividend(s) or Ordinary Share Bonus Issue(s) per Ordinary Share multiplied by the then Reference Class B Shares Number. Where a dividend in cash is announced which may at the election of a shareholder or shareholders of RBSG be satisfied by the issue or delivery of Ordinary Shares in an Ordinary Share Bonus Issue, or where an Ordinary Share Bonus Issue is announced which may at the election of a Shareholder or Shareholders be satisfied by the payment of cash, then the fair market value of such dividend or Ordinary Share Bonus Issue shall be deemed to be the amount of the dividend in cash or of the payment in cash (as the case may be)

less (B) the fair market value of the aggregate amount of any dividend or distribution paid or made on the B Shares and/or on any Ordinary Shares issued on conversion of the B Shares

(regardless of who holds such B Shares or Ordinary Shares at the relevant time) in the period from (but excluding) the Relevant Date falling on (or nearest to) one year prior to the current Relevant Date or, if none, the Issue Date to (and including) the current Relevant Date (or, if there has occurred prior to such current Relevant Date a Class B Dividend Stop Date in respect of any B Shares, then in respect of those B Shares to (and including) such earlier Class B Dividend Stop Date) and less the fair market value of the immediately preceding first semi-annual Dividend Access Share Dividend or Bonus Issue paid or made (if any), provided that the second semi-annual Dividend Access Share Dividend shall never be less than zero.

If the Participation Rate is adjusted during the course of a financial year, the amount of the semi-annual Dividend Access Share Dividend in such financial year, if determined by reference to the Participation Rate, shall itself be adjusted in such manner as the independent financial adviser to be appointed by RBSG and approved by HM Treasury (the “Independent Financial Adviser”) (acting as an expert) considers appropriate to take account of the date(s) on which the adjustment(s) to the Participation Rate become effective. A written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error.

In the event of a change in the frequency of dividend payments on the Ordinary Shares such that they are not paid semi-annually consistent with the payment of Dividend Access Share Dividends on the Dividend Access Share, RBSG shall make such changes to the Dividend Access Share Dividend payment arrangements described above as, following consultation with the Independent Financial Adviser (acting as an expert), it determines are fair and reasonable to take account of such changed frequency.

Non-cumulative dividends on the Dividend Access Share will be payable in respect of the period up to and including the Class B Dividend Stop Date (if any). After the Class B Dividend Stop Date (if any), the right of the holder of the Dividend Access Share to Dividend Access Share Dividends in respect of any B Shares in issue during each of the 30 consecutive dealing days during which the Trigger Event occurs shall cease, but this is without prejudice to the right to Dividend Access Share Dividends in respect of any B Shares not in issue on each such day.

“Class B Dividend Stop Date” means the date falling 20 days after the Trigger Event.

“Reference Amount” means £25,500,000,000 plus the aggregate Relevant Amount of any further B Shares issued by the Company to HM Treasury after the Issue Date and before the record date for the relevant Dividend Access Share Dividend, less the aggregate Relevant Amount of any B Shares which were in issue during the 30 consecutive dealing days during which a Trigger Event occurred.

“Reference Class B Shares Number” means the Reference Amount divided by £0.50 per series 1 Class B Share, subject to adjustment from time to time (the “Relevant Amount”).

“Relevant Date” means in respect of any semi-annual Dividend Access Share Dividend or Bonus Issue, the date on which RBSG pays or makes the same or, if the same is not paid or made, means October 31 of the relevant year in the case of a first semi-annual Dividend Access Share Dividend or Bonus Issue, or May 31 of the relevant year in the case of a second semi-annual Dividend Access Share Dividend or Bonus Issue.

Bonus Issue on the Dividend Access Share

If the Board of Directors decides to pay a Dividend Access Share Dividend and either (i) no dividend has been paid on the Ordinary Shares and/or distribution made thereon in respect of the corresponding period or (ii) a dividend has been paid and/or a distribution has been made on the Ordinary Shares otherwise than in cash in respect of the corresponding period, the Board of Directors may in its discretion determine that such Dividend Access Share Dividend shall be paid in whole or in part by RBSG issuing B Shares, credited as fully paid, to the holder of the Dividend

Access Share. The number of such further B Shares to be issued to the holder shall be such number of B Shares as shall be certified by an Independent Financial Adviser (acting as an expert) to be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of such semi-annual Dividend Access Share Dividend or part thereof otherwise payable to such holder of the Dividend Access Share, based on the fair market value of a B Share at the time of such determination. A written opinion of such Independent Financial Adviser in respect thereof shall be conclusive and binding on all parties, save in the case of manifest error. The additional B Shares so allotted shall rank pari passu in all respects with the fully paid B Shares then in issue save only as regards participation in the relevant dividend.

Restrictions following non-payment of dividend on the Dividend Access Share

If any Dividend Access Share Dividend is not declared and paid in full in cash or otherwise, RBSG:

(i)      may not, and shall procure that no member of the Group shall, declare or pay dividends or other distributions upon any Ordinary Shares and any other securities of RBSG ranking pari passu with the Ordinary Shares (the “Parity Securities”) (whether in cash or otherwise, and whether payable on the same date as the relevant Dividend Access Share Dividend or subsequently) or make any Ordinary Share Bonus Issue (whether to be made on the same date as the relevant Dividend Access Share Dividend or subsequently), and RBSG may not, and shall procure that no member of the Group shall, set aside any sum for the payment of these dividends or distributions; and

(ii)      may not, and shall procure that no member of the Group shall, redeem, purchase or otherwise acquire (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for any consideration any of its Parity Securities or any depository or other receipts or certificates representing Parity Securities other than any such purchases or acquisitions which are made in connection with any Employee Share Scheme (defined as a scheme for encouraging or facilitating the holding of shares in or debentures of RBSG or its Subsidiaries by or for the benefit of: (a) the bona fide employees or former employees of RBSG or any other member of the Group (including ABN AMRO Holding N.V. and its subsidiaries from time to time) or (b) the spouses, civil partners, surviving spouses, surviving civil partners, or minor children or step-children of such employees or former employees), and (save as aforesaid) RBSG may not, and shall procure that no member of the Group shall, set aside any sum or establish any sinking fund (whether on the same date as the relevant Dividend Access Share Dividend is payable or subsequently) for the redemption, purchase or other acquisition of Parity Securities or any depositary or other receipts or certificates representing Parity Securities, in each case until such time as Dividend Access Share Dividends are no longer payable or payment of Dividend Access Share Dividends in cash or otherwise has resumed in full, as the case may be.

Redemption rights of the B Shares and the Dividend Access Share

There are no redemption rights in the B Shares (save in conjunction with conversion) and the Dividend Access Share, but RBSG may purchase the B Shares at any time and/or the Dividend Access Share at any time, subject to applicable laws and FSA consent.

Optional conversion rights under the B Shares

At any time from the date on which the B Shares are issued, a holder of a B Share may deliver a notice to RBSG requesting conversion of B Shares into Ordinary Shares. The number of Ordinary Shares to be issued upon conversion will be determined by dividing the aggregate Relevant Amount (£0.50 per B Share on issue) of the B Shares being converted by the conversion price (as adjusted from time to time, the “Conversion Price”). The initial Conversion Price of the B Shares will be £0.50.

Transferability of the B Shares and the Dividend Access Share

The Dividend Access Share shall not be transferable save to any entity which is wholly owned, directly or indirectly, by HM Treasury. The B Shares will be freely transferable.

Voting rights under the B Shares before conversion and under the Dividend Access Share

Holders of the B Shares and the Dividend Access Share will only have voting rights in limited circumstances (resolutions varying/abrogating class rights and resolutions proposing the winding-up of RBSG). If entitled to vote on a poll, holders of B Shares will have two votes for each B Share held and the holder of the Dividend Access Share will have one vote. In the Acquisition and Contingent Capital Agreement HM Treasury has agreed that it shall not be so entitled to vote the B Shares or the Dividend Access Share to the extent the votes cast on such B Shares and/or the Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any Ordinary Shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution proposed at a general meeting of RBSG.

Ordinary Share buy-back

Until HM Treasury or its nominee(s) cease to hold any interest in the B Shares, RBSG may not purchase any of its Ordinary Shares, other than purchases which are made in connection with any Employee Share Scheme or purchases from HM Treasury or its nominee(s).

Listing

The B Shares are not currently listed on any stock exchange. HM Treasury is entitled to require RBSG to seek a listing of the B Shares. The Dividend Access Share will not be listed on any stock exchange.

Adjustment events

The Winding Up Ratio, Relevant Amount, Participation Rate and Conversion Price shall be adjusted in accordance with standard Euro-market anti-dilution adjustments for events affecting the Ordinary Shares other than customary change of control adjustments or dividend adjustments, as described more fully in the full terms of issue of the B Shares and the full terms of issue of the Dividend Access Share, as applicable. The Relevant Amount shall also be adjusted in the event of a consolidation, reclassification or subdivision in relation to the B Shares.

Regulatory approvals

The issuance of any B Shares in satisfaction of the Acquisitions and the Contingent Subscription and the issuance of any B Shares which may be applied in satisfaction of the annual fee for the APS and the annual fee for the Contingent Subscription are subject to regulatory approvals in a number of jurisdictions including Australia, Canada, Chile, Ireland, the Netherlands, New Zealand and Thailand.

State Aid Restructuring Plan

As a result of the State aid granted to RBSG through the First Placing and Open Offer, the issuance of £25.5 billion of B Shares to HM Treasury, a commitment by HM Treasury to subscribe up to an additional £8 billion of B Shares and the Group’s participation in the APS.  RBSG agreed, subject to approval by the EC’s College of Commissioners (the “College”) which was granted on December 14, 2009, to a series of measures to be implemented over a four year period, which supplement the measures in RBSG’s strategic plan.

To minimize distortions to competition caused by rescue and restructuring support for RBSG, the EC Competition Commissioner (the “Commissioner”) and HM Treasury agreed that RBSG would reduce its presence in the UK banking sector. The divestment associated with this will encompass the disposal of the RBSG branch-based business in England and Wales, the NatWest branches in Scotland, along with Direct SME customers across the UK. This will result in the disposal of 318 branches UK-wide (14% of the Group’s UK retail network) and the appropriate infrastructure to support this business.

RBSG has committed that the SME and mid-corporate customers that form part of the UK banking divestment will amount to 5% of all SME and mid-corporate customers in the UK respectively. This divestment represents a reduction in RBSG’s UK market share by approximately two percentage points in Retail banking. As noted above, on August 4, 2010, the Group announced that it has agreed to sell 318 branches in England and Wales and Scotland and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing.

In addition, by the end of 2013, RBSG will divest RBS Insurance (subject to potentially maintaining a minority interest until the end of 2014) which has a market-leading position in the UK and Global Merchant Services, RBSG’s card payment acquiring business, which has a top five global market share, subject to RBSG retaining an ownership interest of up to 20% of each business within Global Merchant Services, if required by the purchaser.  As noted above, on August 6, 2010, the Group announced that it has agreed to sell a controlling 80.01% interest in GMS to a consortium of Advent International and Bain Capital for an enterprise value of up to £2.025 billion. The Group has already completed the sale of its interest in the Metals, Oils and European Energy business lines of RBS Sempra Commodities, a leading global commodities trader. The Group and its joint venture partner, Sempra Energy are engaged in an active sales process for the remaining North American Power and gas and Sempra Energy solutions business lines of RBS Sempra Commodities.

The Board of Directors will seek to time these disposals to maximize value and they may be effected through initial public offerings, agreed sales or a combination of these and accordingly timetable and process will vary.

RBSG has also agreed with the Commissioner in principle that if either:

(i)	the Group Core Tier 1 Capital Ratio (calculated by reference to the regulatory rules in force as at December 31, 2009) declines to below 5% at any time before December 31, 2014, or

(ii)	the Group falls short of its funded balance sheet target level (after certain adjustments) by December 31, 2013 by £30 billion or more,

The Group will reduce RWAs by a further £60 billion through further disposals of identifiable businesses and associated assets.

RBSG committed to appoint a hold separate manager to manage the UK banking business to be divested, within six months of final State aid approval which was granted on December 14, 2009. The hold separate manager was appointed in May 2010. The hold separate manager will oversee the management of the business, in its best interests, in consultation with RBSG and consistent with the Board of Directors’ fiduciary duties to RBSG’s shareholders. The appointment of the hold separate manager will not prevent the business from having access to infrastructure and personnel of the Group, where appropriate for the efficient conduct of the business, nor will it prevent the transfer of information between the business and the remainder of the Group.

Set out below is a description of the businesses impacted by these measures:

UK branch divestment. This includes a combination of a branch network, customers, staff and supporting infrastructure. It consists of the RBS branch-based business in England and Wales, the NatWest branches in Scotland and the Direct SME customer base. Banking infrastructure will also include 40 business and commercial banking centers, four corporate banking centers, two direct business banking centers, three personal relationship manager centers and three operational centers. The Williams & Glyn’s brand name will also be available to an acquirer. The UK branch divestment includes 318 branches, 1.7 million retail customers and 230,000 SME customers.

RBS Insurance underwrites and sells retail and SME insurance over the telephone and the Internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Global Merchant Services enables clients to accept card payments either at point of sale or over the Internet. It is the fourth largest provider of global card payment services, enabling over 5 billion card transactions to be made each year. It meets the rapidly changing and increasingly sophisticated needs of clients to accept card payments on a global, efficient and secure basis.

RBS Sempra Commodities is a leading global commodities trader. It provides liquidity and is a partner for several of the world’s largest producers and consumers of energy, metals and other commodities. RBS Sempra Commodities offers trading, market making and risk management solutions to its extensive customer network. It is the fifth largest energy trading company in North America.

RBSG has also agreed to a number of behavioral commitments including the requirement for GBM’s ranking to be no higher than number five in the combined global all debt league tables for three years. This includes all bonds globally and all syndicated loans globally measured in U.S. dollars. It excludes self-led, self-funded, money market, short term deals and other debt not eligible for inclusion under Dealogic standard industry criteria for published league tables. RBSG has also agreed not to restart or set up, or acquire or re-acquire any ownership interest in, a business that competes with any of RBS Insurance, Global Merchant Services or RBS Sempra Commodities until the end of 2014.  If RBSG continues to hold up to 20% in the Global Merchant Services businesses it has agreed not to re-acquire any ownership interest in any such Global Merchant Services businesses until the later of December 31, 2014 and five years from the date on which it reduced its ownership.

RBSG has entered into a commitment that, from January 1, 2010 until December 31, 2013, it will be at the leading edge of implementing the G-20 principles, the FSA Remuneration Code and the remuneration proposals accepted by the UK Government from the Walker Review that are implemented in regulations.

In addition, RBSG has undertaken that, unless otherwise agreed with the Commission, neither RBSG nor any of its direct or indirect subsidiaries (excluding any companies in the ABN AMRO Group) will pay investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier-2 instruments) for a period of two years from April 30, 2010 (the “Deferral Period”) or exercise any call rights in relation to the same between November 24, 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after November 24, 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Unless the Commission agrees otherwise, the hybrid capital instruments existing on November 24, 2009 which were retained in RBS Holdings N.V. (formerly the ABN AMRO Group, including ABN AMRO, its direct and indirect subsidiaries and subsidiary undertakings) after legal separation was completed are subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings BV and following the expiry of any “pusher” periods following separation and such capital restructuring.

RBSG has agreed not to acquire any financial institutions and not to make any other acquisitions the purpose of which is to expand the Group’s activities outside of its business model, until the later of December 31, 2012 and the date on which the last of the agreed divestments has been divested (save that RBSG shall be permitted to make such acquisitions if the cumulative purchase price excluding the assumption of debt paid by RBSG for all such acquisitions in this period is less than £500 million).

RBSG has agreed that for a period of five years it will not restart (including by acquisition) any activity that it only carries on by virtue of the Non-Core Activities (which means those activities forming part of the Non-Core Division of RBSG as referred to in RBSG’s Interim Results for the half year ending June 30, 2009).

RBSG also agreed to use reasonable endeavors to develop and, subject to market conditions and requisite approvals, implement a plan to continue the improvement and optimization of its capital base in a manner which is consistent with the principles of burden sharing. This capital optimization plan was carried out in April 2010 and details are set out above under “Liability Management Transaction”.

State Aid Commitment Deed

RBSG entered into a State Aid Commitment Deed with HM Treasury which provides that RBSG will comply or procure compliance with these measures and behavioral commitments and any other commitments to be given to HM Treasury by RBSG for the purpose of obtaining State aid approval. RBSG agrees to do all acts and things necessary to ensure HM Treasury’s compliance with its obligations under the Commission decision approving State aid to RBSG. State Aid Approval was granted on December 14, 2009.  The State Aid Commitment Deed provides that if the Commission adopts a decision that the UK Government must recover any State aid (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled or suspended by the Court of First Instance or the European Court of Justice, then the Group must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.  The State Aid Commitment Deed also provides for the Group’s undertakings in respect of State aid to be modified in certain limited circumstances.  However, HM Treasury has undertaken that, after the Commission has approved the State aid to the Group, it will not, without the consent of the Group, agree modifications to RBSG’s undertakings with respect to State aid which are significantly more onerous to the Group than those granted in order to obtain the State aid approval.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Jan Cargill
Name:	Jan Cargill
Title:	Deputy Group Secretary

August 13, 2010